FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of August, 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F ...X...                   Form 40-F ......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes ......                          No ...X...

                                                  2003 Interim Financial Results
--------------------------------------------------------------------------------

                                 Abbey National

                                  2003 Interim
                               Financial Results
















--------------------------------------------------------------------------------
                                                                       July 2003

CONTENTS


              CHIEF EXECUTIVE'S REVIEW                                                    3


              Basis of results presentation                                               7

1             GROUP SUMMARY                                                               8

    1.1       Personal Financial Services (PFS) trading profit before tax                 8

    1.2       Portfolio Business Unit (PBU) profit before tax                             9

    1.3       Summarised consolidated profit and loss account before tax                  10

    1.4       Consolidated trading profit and loss                                        11

    1.5       PFS business flows                                                          13

2             ANALYSIS OF KEY PFS DRIVERS                                                 16

    2.1       Operating income                                                            16

       2.1.1  PFS trading income by product grouping                                      16

       2.1.2  Net interest income and Retail Banking spread                               17

       2.1.3  PFS trading non-interest income by product                                  19

       2.1.4  PFS Life Assurance income                                                   20

       2.1.5  Treasury services trading income                                            23

       2.1.6  Group Infrastructure trading income                                         23

    2.2       Operating expenses                                                          24

       2.2.1  PFS trading expenses                                                        24

       2.2.2  Cost reduction and restructuring programme                                  25

       2.2.3  PFS trading expenses and headcount by division                              26

    2.3       PFS provisions and charges                                                  27

       2.3.1  Total PFS non-performing loans (NPLs)                                       27

       2.3.2  PFS mortgage arrears and properties in possession                           28

       2.3.3  PFS banking and UPL arrears                                                 29

       2.3.4  Provisions for doubtful debts                                               29

3             PORTFOLIO BUSINESS UNIT (PBU)                                               30

    3.1       Summarised PBU profit and loss                                              30

    3.2       Wholesale Banking Exit Portfolios                                           31

       3.2.1  Provisions and losses on asset disposals                                    31

       3.2.2  Balance sheet provisions and coverage                                       31

       3.2.3  Summary portfolio deals                                                     32

       3.2.4  Debt securities                                                             33

       3.2.5  Loan portfolio and related exposures                                        34

       3.2.6  Leasing businesses                                                          34

       3.2.7  Private equity                                                              35

       3.2.8  Credit exposure analysis                                                    36

    3.3       First National                                                              41

    3.4       Other PBU businesses                                                        41

4             CAPITAL DISCLOSURES                                                         42

    4.1       Group capital                                                               42

    4.2       Analysis of life assurance capital                                          46

5             PFS PRODUCT GROUPING P&L ANALYSIS                                           48

    5.1       Banking and Savings                                                         49

    5.2       Investment and Protection                                                   50

    5.3       General Insurance                                                           51

    5.4       Treasury Services                                                           51

    5.5       Group Infrastructure                                                        51

    5.6       Summarised PBU profit and loss                                              52

6             OTHER MATERIAL ITEMS                                                        53

    6.1       Impact of embedded value charges and rebasing (PFS and PBU)                 53

    6.2       Goodwill charges                                                            54

    6.3       Pension fund deficit                                                        55

    6.4       Analysis of non trading items                                               56

7             STATUTORY FINANCIAL INFORMATION                                             58

              Consolidated profit and loss account                                        58

              Consolidated balance sheet                                                  59

              Consolidated statement of total recognised gains and losses                 59

              Consolidated cash flow statement                                            60

              Reconciliation of movement in shareholders funds                            61

              Taxation                                                                    61

              INDEPENDENT REVIEW REPORT                                                   62

              FORWARD LOOKING STATEMENTS                                                  63


CHIEF EXECUTIVE'S REVIEW

Overview

Abbey National announced a major change in strategic focus at the 2002 full year results presentation. This change, to create a `pure-play' UK personal financial services business (PFS), with businesses outside this remit to be managed for value and capital release in the Portfolio Business Unit (PBU), is reflected in the presentation of 2003 interim results. These include results for PFS on a trading basis, for which the definition and explanation of its use is set out in the Basis of Results Presentation on page 7.

Our priorities for 2003 were to substantially reduce the risk and assets in the PBU, to tackle the cost base and to build the foundations for successful delivery of our PFS strategy. We are on track.

In summary, the main financial and business trends for the half-year to 30 June 2003 include:

     o a PFS trading profit of (pound)588 million (2002: (pound)663 million restated). This is better than indicated in the pre-close statement 6 weeks ago. It is down 11% on the first half of 2002, reflecting lower life assurance earnings, but up 6% on the second half of last year. The PFS profit before tax was (pound)351 million (2002: (pound)396 million);

     o an overall loss before tax of (pound)144 million (2002: profit of (pound)412 million restated) reflecting the successful and rapid reduction in PBU assets, combined with PFS related restructuring charges;

     o a 57% reduction in PBU assets, from(pound)60.0 billion to(pound)25.7 billion, across all ratings categories;

     o Banking and Savings profit before tax up marginally on the same period last year, despite the forecast decline in retail banking spread to 1.61% (Half 2 2002: 1.75%);

     o robust new business flows, with a 45% increase in gross and 73% increase in net mortgage lending. As forecast, investment sales volumes were significantly weaker;

     o strong credit quality with further improvements in arrears and repossessions in 2003 to date;

     o (pound)46 million of estimated cost savings in Half 1 2003, with actions already taken to achieve estimated annualised savings of (pound)125 million;

     o a significant PBU capital release, increasing the Tier 1 ratio to 10.9% (December 2002: 9.2%); and

     o an interim dividend of 8.33 pence, consistent with a third of the 25 pence base established at the full year 2002 results.

The transformation of the PFS business requires a fundamental root and branch change, and a substantial amount of progress has been achieved in just 150 days, which we summarise in this statement. The tangible improvements we are making will be visible in 2004. We are ahead of plan in winding down the PBU, and whilst this increases our confidence in delivery, we remain fully aware of the execution challenges that remain, both in the PBU and PFS.


Financial and Business Highlights - PFS

PFS trading profit before tax of (pound)588 million was down 11% on the same period last year (2002: (pound)663 million restated), equating to a PFS trading earnings per share of 24.5 pence. After restructuring costs and other charges explained below, PFS profit before tax was (pound)351 million (2002: (pound)396 million).

The main drivers of the year on year trading movement were:

     o reduced earnings from the Life businesses as a result of the 2002 embedded value charges and rebasing, and lower new business levels following the closure of the with profits funds, combined with a (pound)50 million adverse swing in experience variances and assumption changes;

     o reduced General Insurance earnings reflecting a fall in policies in force and lower retail margin; and

     o Banking and Savings profits marginally up, reflecting mortgage lending growth, a relatively stable `back book' and progress towards profitability in cahoot, offsetting a 21 basis points reduction in the retail banking spread to 1.61%. A further spread reduction is expected in the second half of the year.

Cost growth was substantially offset by savings made through the cost reduction programme - with PFS trading expenses down 7% on the second half of 2002, and up 1% on Half 1 2002. Strong credit quality, with a 31% reduction in 3 month plus arrears cases, has driven a reduction in the first half lending provision charge to (pound)64 million (2002: (pound)76 million).

In terms of PFS new business flows, the highlights include:

     o a 45% increase in gross ((pound)12.9 billion) and 73% increase in net ((pound)3.8 billion) mortgage lending versus the same period last year, equating to a market share of 10.6% gross and 9.1% net of repayments. Capital repayments at (pound)9.1 billion equate to approximately 11.5% of the market, in line with our 11.5% share of stock;

     o    net deposit inflows of(pound)1.5 billion (2002:(pound)0.1 billion);

     o opening over 200,000 new bank accounts, with Abbey National branded in-credit balances now totalling (pound)4.0 billion, up 23% on the same period last year, and the issue of 151,000 new credit card accounts;

     o a drop in investment and protection sales (annual premium equivalent), excluding the impact of withdrawing from the with profits market, of 26%. Whilst sales are down in most product categories reflecting equity market volatility and investor concerns, sales of protection products are up 11%; and

     o a year on year fall in the General Insurance policies in force, despite new policy sales of 257,000, as a result of lower renewals.

Charges relating to the PFS business are also being made (as flagged in the pre-close statement), relating principally to the impact of tax changes on the Scottish Provident contingent loans ((pound)80 million), the expensing of previously capitalised costs ((pound)57 million), other embedded value charges and rebasing in the Life funds ((pound)22 million) and costs associated with the cost and restructuring programmes ((pound)54 million).


Financial and Business Highlights - PBU

Total PBU assets of (pound)25.7 billion are 57% lower than at the start of the year, with a corresponding decrease in risk weighted assets of 46% and notional capital release to date of approximately (pound)0.8 billion. Progress includes:

     o a 79% reduction in the debt securities portfolio to (pound)6.9 billion, with the associated unrealised mark to market deficit reduced from (pound)664 million at the year end to (pound)180 million as at end June;

     o a balanced reduction across all rating categories, including substantial reductions in single name counterparty risks;

     o completion of the sale of (pound)4.8 billion of First National assets to GE Consumer Finance realising a surplus to net tangible assets of around (pound)200 million; and

     o the decision to close First National Motor Finance, Scottish Provident Ireland and Scottish Mutual International to new business.

Whilst good progress has already been made, sizeable risk exposures and unrealised mark to market deficits on certain portfolios still remain. The most problematic areas are in direct and asset backed securities repackaged to airline leases and to US and UK power project loans that, whilst potentially stabilising, still appear more challenged today than at the year-end. As a result, the expected cost of exit overall has not changed materially, although it is now anticipated that a substantial majority of the assets will have been sold by the end of 2004.

In terms of the losses incurred in the first six months, these are balanced by a comparable reduction in unrealised mark to market deficits and reflect the accelerated disposal progress achieved to date.

The PBU pre tax loss of (pound)(495) million includes losses on asset sales ((pound)568 million including (pound)196 million of provisioning) incurred in reducing the Wholesale asset portfolios.


Strategic update - Personal Financial Services

We are convinced that we can improve the underlying performance of Abbey National, and that there is scope to differentiate through service, advice and choice, to be underpinned by an efficient cost base and competitive pricing. All our plans and actions are tested against our desired brand positioning and our economic model, focusing on profitability, acquisition cost and retention.

We can report good progress against the priorities highlighted at the 2002 full year results presentation, including:

     o the appointment of Priscilla Vacassin as Human Resources Director and Angus Porter as Customer Propositions Director in June and July respectively;

     o initiation of the Customer Board, chaired by Angus Porter, with external members, namely Vittorio Radice and Waheed Alli, bringing together the three customer-facing divisions;

     o    a complete review of the brand and product portfolios;

     o the successful pilot of the CRM software `One on One' in branches, telephone centres and head office sites, with rollout now underway and around 1,700 users already trained and online;

     o the identification of service issues, such as within certain contact centres, with corrective action underway;

     o significant changes already made to recruitment, induction and training throughout our sales channels, including appointing recruitment specialists and re-introducing mandatory induction programmes;

     o a substantial reorganisation of customer-facing branch staff, integral to the new advice model, including plans to increase customer-facing staffing levels by around 450 FTEs, and significant training and transitioning of staff into new roles;

     o the announcement of 6 site closures, and progress made in terms of the sourcing and systems review; and

     o actions already in place to achieve estimated annualised cost savings of(pound)125 million.

The scope of the changes being made, and momentum of change in the PFS business is significant, and a credit to the people in the business who are central to the progress being delivered.


Capital and Dividends

Capital ratios have improved strongly, reflecting the reduction in PBU risk weighted assets, to give a Tier 1 ratio of 10.9% and Equity Tier 1 of 7.6% (2002 year end figures were 9.2% and 6.4% respectively).

The interim dividend of 8.33 pence (Interim 2002: 17.65 pence), is in line with the 25 pence starting point established for the full year 2002, and Abbey National's desire to maintain its historical target split of interim and final dividend of approximately one third / two thirds. The ongoing dividend policy remains as stated at the 2002 full year results.

Subject to market conditions, we remain confident of meaningful capital release from the wind-down of the PBU. As flagged in the pre-close statement, the extent to which this capital will be needed by the ongoing PFS businesses will be influenced significantly by the Basel II, International Accounting Standards and related regulatory and accounting changes currently being developed industry-wide. These are discussed in more detail in this statement, but the overall position should become clearer in a similar timeframe to the achievement of certainty on the quantum of PBU capital release.


Priorities for the next six months

The scope and momentum of change will continue through the second half of this year, with key priorities including:

     o a full brand relaunch, with a step up in marketing and advertising activity;

     o    starting the rollout of a major overhaul of our products and services;

     o continuing to invest in our outreach capability, with targeted activity due to commence early in 2004;

     o investing in training and upskilling of our customer-facing people, moving people into new roles, and fully embedding the advice model across all of our sales channels;

     o continuing to tackle service issues, delivering early visible improvement by the year end;

     o rollout of 2 major IT initiatives, namely CRM capability and branch operating software, whilst also replacing our telecommunications networks;

     o progressing the sourcing review, including the relocation of UK functions to more scaleable sites, and in addition the decision in principle to offshore some of our telephone and processing operations to India;

     o further cost savings validated, with guidance on reinvestment needs clarified at the full year;

     o    further risk reduction and release of capital from the PBU; and

     o    disclosure of high-level KPIs.

The scale of the changes being implemented does bring with it a degree of execution risk and could have a short-term impact on underlying business performance and service levels, particularly in the fourth quarter. However, these initiatives will mean that we are better placed to compete in the early part of 2004.

Challenges ahead

"2003 is about putting the foundations in place to deliver the Abbey National of which customers, employees and shareholders can be proud. We are in the early stages of a process that will take 3 years. This will include de-risking and fundamentally re-engineering the business, and strengthening our relationship with our customers in order to have a solid platform from which we can deliver growth and rebuild shareholder value.

We are investing in our people, in our systems, in our products, brand and service - and we are clear about what we are trying to deliver. There is under-leveraged potential in this business evident in low penetration across a range of personal financial services products; a cost: income ratio in the mid 50s; and a disappointing return on equity by industry standards.

For the first time we will be pooling all of our expertise and product capability from within Abbey National, and offering this to our core customer base. There are key market segments such as general insurance, investment products, unsecured lending and even mortgages and savings where the company has underperformed in recent years. This represents an opportunity within our power to grasp. We have made satisfactory progress in taking costs out of the business, cost savings that will not damage the customer experience - and there is more to come.

We believe that Abbey National can deliver a distinctive proposition, and rebuild value for our shareholders."

                                                                   Luqman Arnold

BASIS OF RESULTS PRESENTATION

Following the significant strategic change announced at the full year 2002 results, this report reflects the split of the company between the ongoing Personal Financial Services (PFS) businesses, and those being managed for value in the Portfolio Business Unit (PBU).

The company is at an early stage of the three year restructuring programme, and given the scale of changes involved, management regard it as necessary to continue to present PFS results on the `Trading Performance' basis, as used in the full year 2002 results. Specifically `Trading Performance' excludes the impact of:

o embedded value charges and rebasing on non-interest income (including investment variances and other life related adjustments);

o    expenses relating to the restructuring programme;

o    certain asset write-downs; and

o    goodwill charges.

Of particular note, for the life assurance businesses within PFS (comprising Abbey National Life, Scottish Mutual and Scottish Provident), embedded value trading results are presented on a smoothed basis, which includes investment earnings calculated using long-term rates of return, with the complete results reflected in pre-tax profits.

This approach is being adopted to enable the reader to discern the underlying performance and trends in the business, with significant items disclosed separately. The statutory profit and loss account presentation is provided, with reconciliation between the statutory and trading views included as appropriate.

PFS trading performance is represented in Section 1.1, while the PBU profit before tax is contained in Section 1.2. Section 1.3 shows how the PFS and PBU results are aggregated to form Abbey National's consolidated profit and loss.

The consolidated statutory profit and loss is contained in Section 7.


2002 restatements

The interim results for 2002 have been restated for the following presentational changes introduced at the year-end:

     o    the impact of embedded value charges and rebasing; and

     o    the expensing of stock options.

1.  GROUP SUMMARY

1.1:  Personal Financial Services (PFS) trading profit before tax by business

                                                     -------------- -------------- --------------
                                                       6 months to    6 months to    6 months to
                                                      30 June 2003   30 June 2002    31 Dec 2002
                                                                         Restated
                                                         (pound) m      (pound) m      (pound) m
                                                     -------------- -------------- --------------

Personal Financial Services

Retail Bank                                                    473            464            466
cahoot                                                          (9)           (17)            (8)
Cater Allen and Offshore                                        11             23             34

                                                     -------------- -------------- --------------
Banking and Savings                                            475            470            492

Scottish Mutual                                                 18             55             71
Scottish Provident                                              45             21             25
Abbey National Life                                             43            114             91
Other                                                            -            (9)              4

                                                     -------------- -------------- --------------
Investment and Protection                                      106            181            191

General Insurance                                               29             45             47

Treasury Services                                               98             84             64

Group Infrastructure                                          (120)          (117)          (238)

                                                     -------------- -------------- --------------
Trading PFS profit before tax                                  588            663            556

Adjust for:

 -  Embedded value charges and rebasing                       (102)          (234)          (319)
 -  Restructuring costs                                        (54)             -            (34)
 -  Asset write-downs                                          (72)             -            (37)
 -  Goodwill charges                                            (9)           (33)          (778)

                                                     -------------- -------------- --------------
PFS profit before tax                                          351            396           (612)
                                                     -------------- -------------- --------------

o PFS trading profit before tax of (pound)588 million (2002: (pound) 663 million restated) was down 11%, largely reflecting reduced earnings from life assurance businesses. This is due to the impact of embedded value rebasing on the contribution from the in-force book, and significantly lower new business levels following the closure of the with profits funds in the latter part of 2002, combined with a (pound)50 million adverse swing in experience and assumption changes, of which (pound)39 million relates to Abbey National Life.

o Banking and Savings trading profit before tax increased by (pound)5 million to (pound)475 million (2002: (pound)470 million). This reflects the impact of a 21 basis point fall in the Retail Banking spread to 161 basis points (2002: 182 basis points) offset by increased mortgage volumes and a relatively stable `back book', higher fee income and the (pound)8 million improvement in cahoot results, despite an increase in general provisions resulting from a higher stock of loans.

o General Insurance trading profit before tax of (pound)29 million was (pound)16 million lower than 2002, primarily due to a reduction in retail margin following an increase in the risk premiums payable to the principal underwriter.

o Trading profit before tax of Treasury Services was up 17% to (pound)98 million (2002: (pound)84 million), benefiting from improvements in global trading conditions resulting in increased transaction flow.

o Group Infrastructure trading loss before tax deteriorated marginally by (pound)3 million to (pound)(120) million (2002: (pound)(117) million) with increased interest expense, partly offset by reduced operating costs. Compared to the second half of 2002, the trading loss before tax has improved significantly, in large part due to the non-recurrence of one-off items, such as project spend, head office relocation costs, and increased provisions for contingent liabilities.

1.2:  Portfolio Business Unit (PBU) profit before tax by business

                                                               ------------------- ------------------- -------------------
                                                                      6 months to         6 months to         6 months to
                                                                     30 June 2003        30 June 2002         31 Dec 2002
                                                                                             Restated
                                                                        (pound) m           (pound) m           (pound) m
                                                               ------------------- ------------------- -------------------

Portfolio Business Unit (PBU)

Wholesale Banking pre-provisions and disposal losses                          113                 238                 234
Provisions, impairments and disposal losses                                  (568)               (272)               (630)

                                                               ------------------- ------------------- -------------------
Wholesale Banking                                                            (455)                (34)               (396)

First National                                                                 (2)                 54                (308)
International life assurance businesses                                       (33)                 (7)                (83)
European Banking and other                                                     (5)                  3                   3

                                                               ------------------- ------------------- -------------------
PBU (loss) / profit before tax                                               (495)                 16                (784)
                                                               ------------------- ------------------- -------------------



PBU assets and risk weighted assets (RWAs) by business

                                                        --------------------------------- --------------------------------
                                                          As at 30 June 2003                      As at 31 December 2002
                                                                 Assets             RWAs          Assets             RWAs
                                                             (pound) bn       (pound) bn      (pound) bn       (pound) bn
                                                        ---------------- ---------------- --------------- ----------------

Debt securities                                                     6.9              2.8            32.3             11.1
Loan portfolio                                                      5.0              4.5             8.4              7.2
Leasing businesses                                                  5.6              3.7             5.7              3.7
Private Equity                                                      0.6              0.9             0.8              1.1
Other                                                               0.3                -             1.4                -

                                                        ---------------- ---------------- --------------- ----------------
Wholesale Banking exit portfolios                                  18.4             11.9            48.6             23.1

Consumer and Retail Finance Lending                                   -                -             4.8              3.9
Motor and Litigation Finance                                        3.0              3.3             3.2              3.9

                                                        ---------------- ---------------- --------------- ----------------
First National                                                      3.0              3.3             8.0              7.8

European Banking and other                                          4.3              2.5             3.4              1.8

                                                        ---------------- ---------------- --------------- ----------------
Total PBU                                                          25.7             17.7            60.0             32.7
                                                        ---------------- ---------------- --------------- ----------------


Note, the asset balances in the above table exclude the embedded value of the international life assurance businesses.


o    Overall PBU assets of(pound)25.7 billion are 57% lower than at December
     2002.

o The speed and scale of risk and asset reduction in Wholesale Banking assets has resulted in the acceleration of loss realisation on sale, and also significantly reduced the pre-provision contribution to profit.

o The outstanding unrealised mark to market deficit (net of provisions) on the debt securities portfolio is now at (pound)180 million (December 2002:
     (pound)664 million). The equivalent unrealised mark to market deficit on the loan portfolio is now estimated at (pound)394 million (December 2002:
     (pound)491 million) - but does not include estimates relating to leasing exposures or Private Equity.

o The reduced contribution from First National reflects the completion of the sale of much of the business to GE Consumer Finance in April, whilst the international life assurance write downs reflect the decision to largely close the Dublin-based operations to new business.

1.3:  Summarised consolidated profit and loss account before tax

                                          ---------------------------------------- ----------------------------------------
                                                   6 Months to 30 June 2003                   6 Months to 30 June 2002
                                              Personal    Portfolio         TOTAL      Personal     Portfolio        TOTAL
                                             Financial     Business                   Financial      Business
                                              Services         Unit                    Services          Unit
                                                 (PFS)        (PBU)                       (PFS)         (PBU)


                                          ------------- ------------ ------------- ------------- ------------- ------------

Net interest income                                926          240         1,166           929           435        1,364
Non-interest income  (1)                           462         (203)          259           364           134          498

                                          ------------- ------------ ------------- ------------- ------------- ------------
Total income                                     1,388           37         1,425         1,293           569        1,862

Administrative expenses                           (869)        (168)       (1,037)         (756)         (161)        (917)
Goodwill impairment & amortisation                  (9)          (1)          (10)          (33)            -          (33)
Depreciation of operating lease assets
                                                     -         (121)         (121)          (24)          (87)        (111)
Provisions for bad & doubtful debts               (144)         (82)         (226)          (76)          (80)        (156)
Provisions for contingent liabilities &
commitments                                         (5)         (15)          (20)           (8)           (3)         (11)
Amounts written off fixed asset
investments                                        (10)        (145)         (155)            -          (222)        (222)

                                          ------------- ------------ ------------- ------------- ------------- ------------
Profit / (loss) on ordinary activities
before tax                                         351         (495)         (144)          396            16          412
                                          ------------- ------------ ------------- ------------- ------------- ------------

(1) Total non-interest income above differs from the statutory consolidated profit and loss in Section 7 due to income from associated undertakings, and profit on disposal of Group undertakings being disclosed separately.

o Total loss before tax of (pound)(144) million (2002: profit of (pound)412 million restated) reflects the accelerated wind down of the PBU and the associated losses on asset disposals.

Material movements by line include:

o net interest income of(pound)1,166 million (2002:(pound)1,364 million down 15% reflecting the wind down of the PBU and lower associated asset balances;

o non-interest income of(pound)259 million (2002:(pound)498 million), down 48% reflecting loss realisations relating to asset sales from the PBU, largely debt securities;

o administrative expenses of (pound)1,037 million (2002: (pound)917 million) up 13% reflecting restructuring costs of (pound)72 million relating to the cost reduction and restructuring programmes in both PFS and PBU, in addition to asset write-downs relating to project costs previously capitalised;

o provisions for bad and doubtful debts of(pound)226 million (2002:(pound)156 million), up 45% driven by tax law changes impacting the Scottish Provident acquisition structure; and

o    amounts written off fixed asset investments of (pound)155 million (2002:
     (pound)222 million) were lower, reflecting non-recurring provisioning raised in 2002 arising from specific counterparty deterioration across a number of wholesale portfolios.

1.4:  Consolidated trading profit and loss

                                            -------------------------------------- ---------------------------------------
                                                  6 months to 30 June 2003          6 months to 30 June 2002 - Restated
                                               Personal    Portfolio        TOTAL      Personal    Portfolio        TOTAL
                                              Financial     Business                  Financial     Business
                                               Services         Unit                   Services         Unit
                                                  (PFS)        (PBU)                      (PFS)        (PBU)
                                              (pound) m    (pound) m    (pound) m     (pound) m    (pound) m    (pound) m
                                            -----------------------------------------------------------------------------------
Net interest income                                 926          240        1,166           929          435        1,364
Non-interest income                                 489          174          663           598          186          784

                                            -----------------------------------------------------------------------------------
Gross trading income                              1,415          414        1,829         1,527          621        2,148

Depreciation of operating lease assets                -         (121)        (121)          (24)         (87)        (111)

                                            -----------------------------------------------------------------------------------
Trading income                                    1,415          293        1,708         1,503          534        2,037

Adjust for:
 -  EV charges and rebasing  (1)                   (102)          (5)        (107)         (234)         (22)        (256)
 -  Losses on asset disposals                         -         (372)        (372)            -          (30)         (30)

                                            -----------------------------------------------------------------------------------
Total income                                      1,313          (84)       1,229         1,269          482        1,751

Trading expenses                                   (760)        (143)        (903)         (756)        (161)        (917)

Adjust for:
 -  Restructuring costs  (1)                        (54)         (28)         (82)            -            -            -
 -  Asset write-downs  (1)                          (72)           -          (72)            -            -            -
 -  Goodwill charges  (1)                            (9)          (1)         (10)          (33)           -          (33)

                                            -----------------------------------------------------------------------------------
Total expenses                                     (895)        (172)      (1,067)         (789)        (161)        (950)

Provisions                                          (67)        (239)        (306)          (84)        (305)        (389)

                                            -----------------------------------------------------------------------------------
Profit / (loss) before tax  (2)                     351         (495)        (144)          396           16          412
                                            -----------------------------------------------------------------------------------

PFS trading cost: income ratio  (3)               53.7%                                   50.3%

PFS trading earnings per share  (4)               24.5p                                   27.9p
Earnings / (loss) per ordinary share              13.1p     (25.1) p      (12.0)p         14.9p       (0.6)p        14.3p
Dividends per ordinary share                                                8.33p                                  17.65p

Tier 1 ratio                                                                10.9%                                    8.7%
Equity Tier 1 ratio                                                          7.6%                                    6.7%
Closing risk weighted assets              (pound)48.2bn (pound)17.7bn (pound)65.9bn (pound)47.1bn (pound)36.5bn (pound)83.6bn

                                          -----------------------------------------------------------------------------------

(1) A full breakdown of this charge by profit and loss classification is contained in Section 6.4.

(2) PFS trading profit of (pound)588 million is derived after deducting provisions of (pound)67 million and trading expenses of(pound)760 million from trading income of(pound)1,415 million.

(3) Trading cost: income ratio is calculated as trading expenses divided by trading income as shown in the table above.

(4) Trading EPS is calculated as profit attributable to shareholders' based on PFS trading profits less tax attributed at the standard rate of 30% and less a full attribution of minority interests and preference dividends, divided by average number of Abbey National ordinary shares.


o The interim dividend is 8.33 pence (2002: 17.65 pence). This is consistent with the rebasing of the dividend payment at the 2002 full year results to 25 pence reflecting the ongoing cash earnings of the Personal Financial Services business, and the desired split of approximately one third / two thirds between interim and final payments.

o The Tier 1 capital ratio improved to 10.9% (December 2002: 9.2%), with the equity Tier 1 ratio also improving to 7.6% (December 2002: 6.4%).

Personal Financial Services

o Trading income in the Personal Financial Services business of(pound)1,415 million fell by 6% (2002:(pound)1,503 million). Net interest income was broadly flat at(pound)926 million (2002:(pound)929 million) despite a narrowing in the Retail Banking spread, and additional interest costs relating to hedging of capital instruments in Group Infrastructure. Lending growth and an increased contribution from Treasury Services offset these adverse movements. Non-interest income (net of depreciation of operating lease assets) fell by 15% to(pound)489 million (2002:(pound)574 million) impacted by significantly lower new business volumes, experience variances and assumption changes in the life assurance businesses, in addition to the impact of 2002 embedded value rebasing.

o Trading expenses (excluding restructuring costs and goodwill charges) of (pound)760 million were up marginally on the same period in 2002, although 7% below second half 2002 levels. Benefits arising from the cost reduction programme are broadly offsetting normal inflationary expense growth, with increased pension costs, national insurance and salary inflation the main drivers of underlying growth compared to the first half of 2002.

o    Provisions have fallen by (pound)17 million to (pound)67 million (2002:
     (pound)84 million). Overall credit quality remains strong, with some further improvement in the Retail Bank in the first half.

o The trading cost: income ratio at 53.7% compares to 50.3% for the first half of 2002.

o On a trading basis, earnings per share has decreased by 12% to 24.5 pence for the half year and compares to the 50.6 pence pro-forma view reported for the 2002 full year.


Portfolio Business Unit (PBU)

o Trading income in the Portfolio Business Unit was significantly lower at (pound)293 million (2002: (pound)534 million). This resulted from the lower asset base, due to the sale of the First National consumer and retail finance businesses to GE Consumer Finance in April 2003 ((pound)4.8 billion), and the ongoing Wholesale Banking portfolio wind-down process.

o Trading expenses were 11% lower at (pound)143 million (2002: (pound)161 million) primarily reflecting the disposal of the First National businesses.

o Provisions charges of (pound)239 million are lower than the (pound)305 million incurred in the first half of 2002. This reflects the increased credit provisioning made in 2002 due to specific counterparty deterioration across a number of Wholesale portfolios, and significant asset disposals. In 2003 to date, much of the cost of credit is being incurred on the non-interest income line due to losses on disposal. In total, Wholesale Banking related credit and disposal losses are (pound)568 million (Half 1 2002: (pound)272 million, Half 2 2002: (pound)630 million).

o In total, assets of (pound)25.7 billion have been reduced by (pound)34.3 billion since December 2002, largely through sales of debt securities, down (pound)25.4 billion alone, and the completion of the sale of the First National Consumer and Retail Finance businesses.


Other adjustments

o Embedded value charges and rebasing includes an (pound)80 million charge relating to tax law changes impacting the Scottish Provident acquisition structure. Other embedded value impacts relate to investment variances from the underlying actuarial return assumptions.

o Restructuring costs are the one-off current period expense relating to a series of projects, which form part of the company's cost and restructuring programme. Costs incurred in the PFS in the first half of 2003 were(pound)54 million, bringing the cumulative spend to(pound)88 million relating to the cost programme and implementation of the new strategy. Actions already taken have achieved a level of savings, which in annualised terms are estimated to amount to(pound)125 million. In totality, the ratio of cost programme implementation spend to annualised savings is expected to increase above the current run-rate and in line with the original guidance, reflecting the significant investment required to deliver remaining initiatives.

o Asset write-down adjustments relate primarily to a (pound)57 million amount which has been expensed in relation to costs previously capitalised, associated with the establishment of outsourced processing platforms for mortgages and insurance, as part of an ongoing review of these arrangements.

o Goodwill charges in the first half were (pound)10 million, relating predominantly to the amortisation of Scottish Provident goodwill. The reduction in the charge results from the substantial write-down of goodwill in the 2002 full year results.

1.5:  Personal Financial Services (PFS) business flows

                                                               ------------------- ------------------- -------------------
                                                                      6 months to         6 months to         6 months to
                                                                     30 June 2003        30 June 2002         31 Dec 2002

                                                               ------------------- ------------------- -------------------
Banking and Savings

Mortgages  (1)

Gross mortgage lending                                              (pound)12.9bn        (pound)8.9bn       (pound)13.2bn
Capital repayments                                                   (pound)9.1bn        (pound)6.7bn        (pound)8.7bn
Net mortgage lending                                                 (pound)3.8bn        (pound)2.2bn        (pound)4.5bn
Mortgage stock                                                      (pound)82.1bn       (pound)73.8bn       (pound)78.4bn

Market share - gross mortgage lending  (2)                                  10.6%                9.2%               10.9%
Market share - capital repayments  (2)                                      11.5%               10.8%               11.2%
Market share - net mortgage lending  (2)                                     9.1%                6.3%               10.3%
Market share - mortgage stock  (2)                                          11.5%               11.8%               11.7%


Savings

Retail deposits:  (3)

Total net deposit flows                                              (pound)1.5bn        (pound)0.1bn        (pound)1.7bn
Outstanding deposits                                                (pound)60.8bn       (pound)57.5bn       (pound)59.3bn
Cash ISA sales (included in deposit inflows)                         (pound)1.1bn        (pound)1.0bn        (pound)0.3bn
Investment ISA sales                                                 (pound)0.2bn        (pound)0.3bn        (pound)0.2bn

Market share - total household deposit flows                                 3.9%                  -%                5.1%
Market share - outstanding household deposits                                7.5%                7.7%                7.6%

Retail deposit flows by business:

Retail Banking                                                        (pound)875m          (pound)36m         (pound)998m
cahoot  (4)                                                           (pound)246m       (pound)(258)m         (pound)180m
Other                                                                 (pound)404m         (pound)366m         (pound)553m

                                                               ------------------- ------------------- -------------------
                                                                    (pound)1,525m         (pound)144m       (pound)1,731m

Banking

Bank account openings:
 -  Retail Banking                                                        175,000             177,000             177,000
 -  cahoot                                                                 17,000              27,000              19,000
 -  Other                                                                  14,000              24,000              19,000

                                                               ------------------- ------------------- -------------------
                                                                          206,000             228,000             215,000

Bank account stock:
 -  Retail Banking                                                      3,245,000           3,028,000           3,138,000
 -  cahoot                                                                164,000             136,000             151,000
 -  Other                                                                 276,000             300,000             296,000

                                                               ------------------- ------------------- -------------------
                                                                        3,685,000           3,464,000           3,585,000

PFS bank account customer base                                               4.2m                4.0m                4.1m

Credit card openings:
 -  Retail Banking                                                        130,000             112,000             104,000
 -  cahoot                                                                 21,000              28,000              20,000

                                                               ------------------- ------------------- -------------------
                                                                          151,000             140,000             124,000
Credit card stock:
 -  Retail Banking                                                        878,000             673,000             810,000
 -  cahoot                                                                130,000              98,000             114,000

                                                               ------------------- ------------------- -------------------
                                                                        1,008,000             771,000             924,000




                                                               ------------------- ------------------- -------------------
                                                                      6 months to         6 months to         6 months to
                                                                     30 June 2003        30 June 2002         31 Dec 2002

                                                               ------------------- ------------------- -------------------

Unsecured gross lending:
 -  Retail Banking                                                    (pound)525m         (pound)491m         (pound)523m
 -  cahoot                                                            (pound)315m         (pound)230m         (pound)277m

                                                               ------------------- ------------------- -------------------
                                                                      (pound)840m         (pound)721m         (pound)800m

Unsecured lending stock:
 -  Retail Banking                                                  (pound)1,662m       (pound)1,683m       (pound)1,662m
 -  cahoot                                                            (pound)629m         (pound)296m         (pound)464m

                                                               ------------------- ------------------- -------------------
                                                                    (pound)2,291m       (pound)1,979m       (pound)2,126m

SME account openings (net)                                                 20,000              19,000              17,000
SME account stock                                                         111,000              74,000              91,000

Investment and Protection  (5)

Investment

New business premiums (excluding with profit bonds)                   (pound)694m       (pound)1,136m       (pound)1,071m
New business premiums-value of with profit bonds sold (6)              (pound)43m         (pound)156m          (pound)41m

                                                               ------------------- ------------------- -------------------
Total investment new business premiums                                (pound)737m       (pound)1,292m       (pound)1,112m

Annualised equivalent (excluding with profit bonds)                    (pound)95m         (pound)157m         (pound)144m
Annualised equivalent - with profit bonds                               (pound)-m          (pound)16m           (pound)4m

                                                               ------------------- ------------------- -------------------
Total investment annualised equivalent                                 (pound)95m         (pound)173m         (pound)148m

Branch and Direct new business - annualised equivalent                 (pound)56m          (pound)94m          (pound)75m
IFA new business - annualised equivalent                               (pound)39m          (pound)79m          (pound)73m

                                                               ------------------- ------------------- -------------------
                                                                       (pound)95m         (pound)173m          (pound)148m

Protection

Annualised equivalent                                                  (pound)61m          (pound)55m          (pound)58m

Branch and Direct new business - annualised equivalent                 (pound)15m          (pound)13m          (pound)14m
IFA new business - annualised equivalent                               (pound)46m          (pound)42m          (pound)44m

                                                               ------------------- ------------------- -------------------
                                                                       (pound)61m          (pound)55m          (pound)58m

Funds under management                                                (pound)27bn         (pound)30bn         (pound)27bn

General Insurance

New policy sales                                                          257,000             255,000             291,000
Policies in force                                                       2,096,000           2,124,000           2,028,000


(1) Mortgage data has been adjusted for all periods to remove the impact of the disposed First National business.

(2) The market share percentages calculated in the table above are based on an estimated June market position.

(3) Deposit inflows and stock have been defined to include all (both retail household and non-household) deposits made through the branch network and remote channels in the Group's retail orientated businesses, which are predominantly UK based. For market share purposes only personal deposits have been used to calculate the share of `UK Household Deposits', in terms of both stock and flow, using a market size estimated from Office of National Statistics data.

(4) cahoot total account openings totalled 136,000 (2002: 119,000) including 41,000 new personal loan accounts and 35,000 savings accounts.

(5) Investment and Protection business volume information excludes International businesses transferred to the Portfolio Business Unit for all periods.

(6) Includes sales of the Prudential Bond for which only commission income is earned, totalling (pound)41 million in the first half of 2003.

Mortgages

Gross mortgage lending of (pound)12.9 billion (2002: (pound)8.9 billion) was up 45%, representing a market share of 10.6%. Capital repayments at (pound)9.1 billion were significantly higher than the same period in 2002, impacted by the significant level of re-mortgage activity in the year, and is now equivalent to our stock share. Overall, net lending market share was 9.1%, with lending up 73% to (pound)3.8 billion (2002: (pound)2.2 billion), albeit running below the second half of last year.

All the periods have been adjusted to reflect the disposal of the First National lending businesses, but do include lending to Housing Associations, which comprises 0.6% and 0.4% of the total net lending and stock market shares.


Savings

Total retail deposit inflows of (pound)1.5 billion were markedly higher than the first half of 2002, with the estimated market share of household deposit inflows (part of total retail deposit inflows) also improving significantly to 3.9%. The business benefited from continued inflows into ISAs, bank accounts, Branch Saver and Safeway Notice accounts driven by appearances in Best Buy tables, advertising and savers bypassing bonds in the low interest rate environment. In addition cahoot delivered strong inflows of (pound)246 million.

Banking

Momentum in terms of bank account openings was sustained with over 200,000 accounts opened in the six months to June. The total stock of bank accounts increased to 3.7 million, with Abbey National branded in-credit balances now over (pound)4.0 billion, up 23% on June last year.

Credit card openings of 151,000 were up 22% on the second half of 2002, and 8% higher than the first half of last year. The total credit card account base is now in excess of 1 million largely driven by growth in Abbey National branded cards through the arrangement with MBNA. Unsecured gross lending increased 17% to (pound)840 million with particularly strong growth experienced in cahoot. As a result total outstanding unsecured lending balances increased by 8% to (pound)2.3 billion since December 2002.

SME account openings were satisfactory at 20,000, with the total stock of accounts now 111,000 up 50% on the same point last year, with a 33% increase in balances.


Investment and Protection

Investment and Protection annualised premium equivalent (APE), excluding with profits, were 26% below last year's levels.

Investment APEs were significantly lower than 2002 levels at (pound)95 million (2002: (pound)173 million). The fall in part reflects consumer sentiment given prevailing equity market volatility, impacting pension and investment sales. In addition, the decision to cease the production and sale of with profit bonds contributed to (pound)16 million of the period on period APE reduction.

This fall in new business premiums was marginally offset by sales of the Prudential bond, with sales through the branch network totalling (pound)41 million.

Although impacted by industry-wide pricing increases, APE sales of Protection products increased by 11% to (pound)61 million (2002: (pound)55 million).


General Insurance

General Insurance policy sales of 257,000 were up marginally on the same period in 2002, driven largely by growth in accidental death and personal accident sales.

The total stock of creditor policies has continued to show a strong year on year growth, with the portfolio up 7%, whilst the household portfolio reduced modestly as a result of increased competition and remortgaging levels, resulting in an overall 1% reduction of policies in force compared to the same point last year.

2.  ANALYSIS OF KEY PERSONAL FINANCIAL SERVICES (PFS) DRIVERS

2.1:  Operating income

2.1.1:  PFS trading income by product grouping

                                                          --------------------- -------------------- ---------------------
                                                                   6 months to          6 months to           6 months to
                                                                  30 June 2003         30 June 2002           31 Dec 2002
                                                                                           Restated
                                                                     (pound) m            (pound) m             (pound) m
                                                          --------------------- -------------------- ---------------------

Retail Bank                                                              1,020                1,025                 1,057
cahoot                                                                      26                   10                    20
Cater Allen and Offshore                                                    40                   59                    59

                                                          --------------------- -------------------- ---------------------
Banking and Savings                                                      1,086                1,094                 1,136

Scottish Mutual                                                             19                   57                    72
Scottish Provident                                                          46                   21                    26
Abbey National Life                                                         49                  119                    97
Other                                                                       19                   13                    20

                                                          --------------------- -------------------- ---------------------
Investment and Protection                                                  133                  210                   215

General Insurance                                                           56                   70                    76

Treasury Services                                                          158                  139                   119

Group Infrastructure                                                       (18)                 (10)                  (59)

                                                          --------------------- -------------------- ---------------------
PFS trading income                                                       1,415                1,503                 1,487
                                                          --------------------- -------------------- ---------------------

Less:  Embedded value charges and rebasing  (1)                            (22)                (234)                 (319)
Add:  Depreciation of operating lease assets                                 -                   24                    (1)
Add:  Restructuring costs - life assurance  (1)                             (5)                   -                     -

                                                          --------------------- -------------------- ---------------------
PFS total income                                                         1,388                1,293                 1,167
                                                          --------------------- -------------------- ---------------------

(1) A full breakdown of this charge by profit and loss classification is contained in Section 6.4.


Banking and Savings trading income slightly down at (pound)1,086 million, with the impact of spread deterioration largely offset by lending volumes and related fees, a relatively stable overall `back book' and higher bank account penalty charges. In the Offshore business, the sale of the debt securities portfolio at the end of 2002 and a change in deposit transfer pricing negatively impacted net interest income.

The Investment and Protection businesses have been impacted by a significant fall in new business volumes reflecting weak investor confidence in the volatile equity markets. In addition, the lower opening embedded value balance following the 2002 accounting policy change has impacted non-interest income, and experience variance and assumption change benefits in 2002 have swung (pound)50 million adversely. As a result trading income has fallen 37% to (pound)133 million (2002: (pound)210 million).

General Insurance trading income of (pound)56 million has fallen by (pound)14 million due to a reduction in policies in force, and higher net rates charged by the principal underwriter without any subsequent full retail repricing.

Treasury Services has benefited from improved global trading conditions through its Financial Products business, resulting in income up 14% at (pound)158 million (2002: (pound)139 million).

Group infrastructure trading income of (pound)(18) million was worse than the same period last year, but significantly improved on the second half reflecting increased earnings on surplus capital arising from lower risk weighted assets following Portfolio Business Unit asset sales, and certain other movements in intercompany funding arrangements.

2.1.2:  Net interest income and Retail Banking spread

                                                          -------------------- --------------------- ---------------------
                                                                  6 months to           6 months to           6 months to
                                                                 30 June 2003          30 June 2002           31 Dec 2002
                                                                    (pound) m             (pound) m             (pound) m
                                                          -------------------- --------------------- ---------------------
Banking and Savings                                                       866                   881                   918
Investment and Protection                                                  43                    42                    48
General Insurance                                                         (3)                   (2)                   (1)
Treasury Services                                                          81                    68                    64
Group Infrastructure                                                     (61)                  (60)                 (115)

                                                          -------------------- --------------------- ---------------------
PFS net interest income                                                   926                   929                   914
                                                          -------------------- --------------------- ---------------------


Excluding Retail Banking which is analysed below, net interest income has remained broadly stable with a reduction in net interest income in Abbey
National Offshore, relating to the sale of debt securities to the PBU, offset by a (pound)13 million increase in Treasury Services.

                                                          -------------------- --------------------- ---------------------
                                                                  6 months to           6 months to           6 months to
                                                                 30 June 2003          30 June 2002           31 Dec 2002
                                                                            %                     %                     %
                                                          -------------------- --------------------- ---------------------
 -  Retail Banking net interest income ((pound)m)                         809                   816                   845

 -  Average spread  (1)                                                  1.61                  1.82                  1.75
 -  Average asset spread  (2)                                            0.79                  0.93                  0.92
 -  Average liability spread  (2)                                        0.82                  0.89                  0.83

 -  Average margin  (3)                                                  1.82                  2.08                  1.98

                                                          -------------------- --------------------- ---------------------

Note: Retail Banking spreads and margins exclude unsecured personal loans.

(1) Average spread is defined as interest received (mortgage and overdraft interest less suspended interest) over average interest earning assets, less interest payable (savings and in-credit bank accounts) over interest bearing liabilities (including an element of wholesale funding).

(2) Asset and liability spreads are calculated using the third party interest payments (such as mortgage interest receivable or savings interest payable) net of relevant hedging and compared against LIBOR for the period.

(3) Average margin is defined as net interest income (less suspended interest but including a recapitalisation adjustment) divided by the average interest earning assets.

The Retail Banking spread of 161 basis points is 21 basis points lower than the same period last year, and down 14 basis points on the second half of 2002. This fall was driven by strong gross lending over the last 12 months, combined with increased redemption activity resulting in a change in the mix of the mortgage book. In addition, asset growth is being funded at higher marginal deposit rates. A narrowing of the margin of the standard variable rate (SVR) asset has also contributed, as has the low, relatively stable base rates in terms of liability spread compression.

Despite the spread decline, Retail Banking net interest income of (pound)809 million was down only 1% (2002: (pound)816 million), reflecting good volume growth and only a limited reduction in the `back book'. Despite higher levels of redemptions, associated fees of (pound)93 million compare to (pound)111 million in the second half of last year, reflecting lower average penalties per customer.

                                                          -------------------- -------------------- --------------------
Mortgage asset mix                                                      As at                As at                As at
------------------
                                                                 30 June 2003         30 June 2002          31 Dec 2002
                                                                   (pound) bn           (pound) bn           (pound) bn
                                                          -------------------- -------------------- --------------------
SVR linked
Fixed / Incentive                                                          31                   39                   34
Tied in SVR                                                                 2                    4                    2
Free-to-go SVR                                                             17                   16                   18

                                                          -------------------- -------------------- --------------------
                                                                           50                   59                   54
Base rate linked
Incentive                                                                  26                   11                   19
Non-incentive                                                               3                    2                    3

                                                          -------------------- -------------------- --------------------
                                                                           29                   13                   22

                                                          -------------------- -------------------- --------------------
Total mortgage asset (1)                                                   79                   72                   76
                                                          -------------------- -------------------- --------------------


(1) Quoted mortgage asset excludes (pound)2.9 billion of Social Housing lending.

Of the total mortgage asset, free to go SVR is (pound)17 billion, 22% of the total asset, down slightly since the year-end position. The spread on this asset to base rate is now 204 basis points compared to 205 basis points at December.

(pound)29 billion of the mortgage asset is now in products where rates are linked directly to base rates, up from (pound)22 billion at the year-end, with almost (pound)4 billion being flexible mortgages. Of the base rate linked asset still in the incentive period, approximately 25% reverts to SVR after the introductory period, a percentage that will increase in future periods given the structuring of new product lending since the second half of 2002.

Mortgage new business margins have remained tight through 2003, and the shift towards fixed rate lending (currently approximately 30% of total new business) apparent in the second half of last year has continued.


                                                          -------------------- --------------------- ---------------------
Liability mix                                                           As at                 As at                 As at
-------------
                                                                 30 June 2003          30 June 2002           31 Dec 2002
                                                                   (pound) bn            (pound) bn            (pound) bn
                                                          -------------------- --------------------- ---------------------

Remote                                                                   12.7                  13.0                  13.2
Fixed term and tax free savings                                          14.9                  14.1                  14.7
Branch-based deposits                                                    15.3                  15.5                  15.4

                                                          -------------------- --------------------- ---------------------
Total Retail Banking household liability                                 42.9                  42.6                  43.3

Other liability                                                          17.9                  14.9                  16.0

                                                          -------------------- --------------------- ---------------------
Total PFS liability                                                      60.8                  57.5                  59.3
                                                          -------------------- --------------------- ---------------------

Overall, branch based deposits have remained broadly stable at (pound)15.3 billion. As at 30 June 2003, the average spread against base rates was 248 basis points, compared to 258 basis points at December 2002.

Remote savings balances, including internet and postal, have reduced slightly to (pound)12.7 billion (December 2002: (pound)13.2 billion) reflecting modest falls in Direct Saver and Postal account. However, fixed term and tax-free savings balances have increased to (pound)14.9 billion, reflecting ISA inflows more than offsetting other maturities.

Balances outside the Retail Bank relate to cahoot, Cater Allen Private Bank and Abbey National Offshore. Growth in the first six months across all three businesses largely reflected competitive pricing.

2.1.3:  Personal Financial Services (PFS) trading non-interest income by product

                                                          -------------------- --------------------- ---------------------
                                                                  6 months to           6 months to           6 months to
                                                                 30 June 2003          30 June 2002           31 Dec 2002
                                                                                           Restated
                                                                    (pound) m             (pound) m             (pound) m
                                                          -------------------- --------------------- ---------------------

Mortgages                                                                  81                    68                    83
Savings                                                                    26                    33                    34
Banking                                                                   113                   112                   101

                                                          -------------------- --------------------- ---------------------
Banking and Savings                                                       220                   213                   218

Investment and Protection                                                  90                   168                   167

General Insurance                                                          59                    72                    77

Treasury Services                                                          77                    71                    55

Group Infrastructure                                                       43                    50                    56

                                                          -------------------- --------------------- ---------------------
PFS trading non-interest income  (1)                                      489                   574                   573
                                                          -------------------- --------------------- ---------------------

(1) Includes depreciation of operating lease assets.


Mortgage lending-related fees of (pound)81 million, were 19% higher than the equivalent period last year. The increase is driven by increased application and booking fees due to volume increases and mix changes, higher administration fees following a revision in tariffs, and increased survey fees from remortgage activity. In 2002, the time period over which high loan to value fees were released was reassessed, and a shorter period applied, resulting in a one-off benefit of (pound)9 million.

Savings-related fee income was down at (pound)26 million (2002: (pound)33 million) due to the fall in commissions receivable on lower sales of Abbey National Life policies not being fully offset by fees on sales of the Prudential Bond.

Banking fee income of (pound)113 million, was broadly flat (2002: (pound)112 million). Reduced Link interchange fees were more than offset by increased banking fees and commissions from the distribution of credit cards through the MBNA arrangement. Unsecured lending volumes up by 17%, also contributed positively, as did increased fees relating to higher business banking balances. This underlying improvement in banking fee income was offset by the disposal of First National Vehicle Holdings in April 2002.

General Insurance fee income was down 18% to (pound)59 million (2002: (pound)72 million) as a result of a net rate payable increase of circa 25% from the principal underwriter, not passed on fully in retail pricing. A decrease in policies in force also contributed to this fall.

The trading income of the Investment and Protection businesses are described in detail in Section 2.1.4, Treasury Services trading income in section 2.1.5 and Group Infrastructure trading income in section 2.1.6.

2.1.4:  Personal Financial Services (PFS) - life assurance income

                                                           ---------------------------------------------------------------
                                                                              6 months to 30 June 2003
                                                                       AN        Scottish        Scottish           Total
                                                                     Life          Mutual       Provident
                                                                (pound) m       (pound) m       (pound) m       (pound) m
                                                           --------------- --------------- --------------- ---------------

New business contribution to embedded value (EV)                       13               3               1              17

Contribution from existing business to EV:
 -  expected return                                                    21              52              23              96
 -  experience variances                                                2             (21)             11              (8)
 -  changes in assumptions and other items                             (8)            (11)             (5)            (24)

                                                           --------------- --------------- --------------- ---------------
Increase in value of long-term assurance businesses                    28              23              30              81

Non-EV earnings:
ANUTM and ANPIM contribution (1)                                       20               -               -              20
Other income and operating expenses                                    (5)             (5)             15               5

                                                           --------------- --------------- --------------- ---------------
Trading earnings from PFS life assurance businesses                    43              18              45             106

Less:  Embedded value charges and rebasing                              4              33            (139)           (102)
Less:  Restructuring costs                                              -               -              (5)             (5)

                                                           --------------- --------------- --------------- ---------------
Earnings from PFS life assurance businesses                            47              51             (99)             (1)
                                                           --------------- --------------- --------------- ---------------

New business margin (%)  (2)                                          56%              8%              3%             17%



                                                           ---------------------------------------------------------------
                                                                              6 months to 30 June 2002
                                                                                      Restated
                                                                       AN        Scottish        Scottish           Total
                                                                     Life          Mutual       Provident
                                                                (pound) m       (pound) m       (pound) m       (pound) m
                                                           --------------- --------------- --------------- ---------------

New business contribution to EV                                        18               5               9              32

Contribution from existing business to EV:
 -  expected return                                                    24              61              12              97
 -  experience variances                                               15              (7)              5              13
 -  changes in assumptions and other items                             18               -               -              18
 -  integration costs                                                   -               -             (13)            (13)

                                                           --------------- --------------- --------------- ---------------
Increase in value of long-term assurance businesses                    75              59              13             147

Non-EV earnings:
ANUTM and ANPIM contribution (1)                                       32               -               -              32
Other income and operating expenses                                     7              (4)              8              11

                                                           --------------- --------------- --------------- ---------------
Trading earnings from PFS life assurance businesses                   114              55              21             190

Less:  Embedded value charges and rebasing                            (14)           (162)            (58)           (234)

                                                           --------------- --------------- --------------- ---------------
Earnings from PFS life assurance businesses                           100            (107)            (37)            (44)
                                                           --------------- --------------- --------------- ---------------

New business margin (%)  (2)                                          45%              8%             27%             23%

(1) ANUTM represents Abbey National Unit Trust Managers, while ANPIM represents Abbey National PEP and ISA Managers.

(2) New business margin is calculated as new business contribution to EV, divided by related annualised equivalent premiums for Life contracts.


New business contribution to embedded value, representing the profit earned from sales of new business after allowing for acquisition costs including commission, fell for Abbey National Life and Scottish Mutual mainly due to the decrease in sales of with profit bonds. The fall in Scottish Provident is substantially due to the repricing of the protection products following changes in industry wide reassurance rates with consequent price increases not coming through in the first half.

The "expected return" is the profit expected from in-force policies at the start of the period. The fall in carry forward earnings has been offset by the benefit of 2002 new business, and earnings from capital injections received in the latter part of 2002 and to a lesser extent in 2003.

Experience variances capture the difference between actual experiences in the period compared to the assumptions, except for investment returns and other one off items, which are excluded from trading earnings. The negative experience variation for the period is mainly due to reserve strengthening for critical illness and expenses overrun due to lower than expected levels of new business.

Changes in assumptions and other items represents changes in the policyholder tax rate from 22% to 20% on certain income gains and losses effective from 1 April 2003. This is an industry-wide issue and has the effect of reducing the embedded value asset and hence future embedded value earnings.

The contribution from Abbey National Unit Trust Management and Abbey National PEP and ISA Managers has fallen due to the reduction in sales of single ISAs and the decline in average fund values leading to lower management charges.

Other income and operating expenses largely represent net earnings on capital offset by the Group's internal charge for capital. Where capital injections are made to the shareholder fund, the earnings are recorded as interest income, whereas injections into the long-term funds impact embedded value (non-interest income).

The new business margin percentage is influenced by the relative proportions of life, pension and protections products as well as being impacted by the split between single and regular premium contracts. In SMA year on year profitability has been maintained. In Abbey National Life profitability has improved due to the move away from high volume low margin bond products. In Scottish Provident, the margin narrowing mainly reflects the fact that raw price increases from reassurers made at December 2002 were passed on to customers in phases during the first half of 2003 thereby temporarily reducing margin, although competitor pressures are also having an impact.

The table below shows the Abbey National Asset Managers funds under management by company, and split by type of business:

                                                           ---------------------------------------------------------------
                                                                                 As at 30 June 2003
                                                                       AN        Scottish        Scottish           Total
                                                                     Life          Mutual       Provident
                                                               (pound) bn      (pound) bn      (pound) bn      (pound) bn
                                                           --------------- --------------- --------------- ---------------

With profit fund                                                        -             8.6             4.3            12.9

Non-profit fund                                                       4.9             8.1             3.0            16.0

                                                           --------------- --------------- --------------- ---------------
Total  (1)                                                            4.9            16.7             7.3            28.9
                                                           --------------- --------------- --------------- ---------------

(1) Total funds under management is split (pound)27 billion in Personal Financial Services, and (pound)1.9 billion in Portfolio Business Unit.

The with profit Scottish Provident fund has been closed since acquisition. The Scottish Mutual with profit fund was closed on 31 December 2002. The Scottish Mutual International with profit fund was closed on the 29 April 2003. With profits business previously written through Abbey National Life was reassured to Scottish Mutual.

Personal Financial Services life assurance - new business premiums

                                                           ---------------------------------------------------------------
                                                                              6 months to 30 June 2003
                                                                       AN        Scottish        Scottish           Total
                                                                     Life          Mutual       Provident
                                                                (pound) m       (pound) m       (pound) m       (pound) m
                                                           --------------- --------------- --------------- ---------------
Single
Pension                                                                 8             151              11             170
Life and investments:
 -  ISA and unit trusts                                               422               3               -             425
 -  Life and other bonds                                                7              64               -              71
 -  With profits  (1)                                                   -               2               -               2

                                                           --------------- --------------- --------------- ---------------
                                                                      437             220              11             668
Annual
Pension                                                                 6              13               2              21
Life and investments:
 -  ISA and unit trusts                                                 5               -               -               5
 -  Life and other bonds                                                1               1               -               2
 -  Term assurance and protection                                      15               7              39              61

                                                           --------------- --------------- --------------- ---------------
                                                                       27              21              41              89

                                                           --------------- --------------- --------------- ---------------
Total new business premiums                                           464             241              52             757
                                                           --------------- --------------- --------------- ---------------

                                                           --------------- --------------- --------------- ---------------
Annualised equivalent  (2)                                             71              43              42             156
                                                           --------------- --------------- --------------- ---------------

                                                           --------------- --------------- --------------- ---------------
New business margin  (3)                                              56%              8%              3%             17%
                                                           --------------- --------------- --------------- ---------------



                                                           ---------------------------------------------------------------
                                                                              6 months to 30 June 2002
                                                                       AN        Scottish        Scottish           Total
                                                                     Life          Mutual       Provident
                                                                (pound) m       (pound) m       (pound) m       (pound) m
                                                           --------------- --------------- --------------- ---------------
Single
Pension                                                                10             304              26             340
Life and investments:
 -  ISA and unit trusts                                               553              34               -             587
 -  Life and other bonds                                               61             100               -             161
 -  With profits                                                       89              67               -             156

                                                           --------------- --------------- --------------- ---------------
                                                                      713             505              26           1,244
Annual
Pension                                                                 8              23               2              33
Life and investments:
 -  ISA and unit trusts                                                11               -               -              11
 -  Life and other bonds                                                3               1               -               4
 -  Term assurance and protection                                      13               8              34              55

                                                           --------------- --------------- --------------- ---------------
                                                                       35              32              36             103

                                                           --------------- --------------- --------------- ---------------
Total new business premiums                                           748             537              62           1,347
                                                           --------------- --------------- --------------- ---------------

                                                           --------------- --------------- --------------- ---------------
Annualised equivalent  (2)                                            106              83              39             228
                                                           --------------- --------------- --------------- ---------------

                                                           --------------- --------------- --------------- ---------------
New business margin  (3)                                              45%              8%             27%             23%
                                                           --------------- --------------- --------------- ---------------


(1) Excludes sales of Prudential Bonds where commissions earned only.

(2) Calculated as 10% of single premium new business premiums, plus annual new business premiums.

(3) New business margin is calculated as new business contribution to embedded value, divided by related annualised equivalent premiums for Life contracts.


In total annualised new business in the IFA market in which both Scottish Mutual and Scottish Provident operate has fallen by around 17% compared to 2002 reflecting equity market volatility and investor concerns.

In Scottish Mutual life single premiums are down, mainly due to the closure of the with profit fund at the end of last year. Sales of the Flexible Investment Bond have fallen 9% and their contribution to the new business earnings is up almost 100%. In addition, sales of the Pegasus healthcare products through Scottish Mutual have been maintained although there has been some margin erosion.

In Scottish Provident new business in relation to protection products has risen 15% and its position as market leader has been re-established with a market share of 25% at 31 March 2003. Scottish Provident also, for the fourth time, won Best Protection Provider at the Financial Adviser Awards 2003.

In Abbey National Life the single ISA sales remain strong but are down 24% compared to the record levels set last year. In addition, sales of protection plans have increased 15%.


2.1.5:  Treasury Services trading income

                                                          --------------------- -------------------- ---------------------
                                                                   6 months to          6 months to           6 months to
                                                                  30 June 2003         30 June 2002           31 Dec 2002
                                                                     (pound) m            (pound) m             (pound) m
                                                          --------------------- -------------------- ---------------------

Net interest income                                                         81                   68                    64

Dealing profits                                                             80                   73                    44
Fees and commissions                                                        (4)                   1                    (7)
Other                                                                        1                   (3)                   18

                                                          --------------------- -------------------- ---------------------
Treasury Services trading income                                           158                  139                   119
                                                          --------------------- -------------------- ---------------------

Treasury Services trading income of (pound)158 million is 14% higher than the first half of 2002.

Net interest income increased to (pound)81 million (2002: (pound)68 million), largely relating to the changes in the short-term funding business as a result of the wind down of the Portfolio Business Unit.

Dealing profits benefited from an improvement in global trading conditions, increasing to (pound)80 million (2002: (pound)73 million).


2.1.6:  Group Infrastructure trading income

Trading income of(pound)(18) million fell compared to the equivalent period last year (2002:(pound)(10) million).

Higher earnings on surplus capital resulting from the lower levels of risk weighted assets following Portfolio Business Unit asset sales was more than offset by the increased cost of funding capital injections into the life assurance businesses, and the cost of hedging out floors in capital instruments.

Trading income is significantly improved on the second half of 2002 again benefiting from the lower levels of risk weighted assets on surplus capital, and certain other movements in intercompany funding arrangements.

2.2:  Operating expenses

2.2.1:  Personal Financial Services (PFS) trading expenses

                                                           -------------------- --------------------- --------------------
                                                                   6 months to           6 months to          6 months to
                                                                  30 June 2003          30 June 2002          31 Dec 2002
                                                                                            Restated
                                                                     (pound) m             (pound) m            (pound) m
                                                           -------------------- --------------------- --------------------

Retail Bank                                                                494                   492                  510
cahoot                                                                      22                    21                   22
Cater Allen and Offshore                                                    29                    36                   27

                                                           -------------------- --------------------- --------------------
Banking and Savings                                                        545                   549                  559

Scottish Mutual                                                              1                     2                    1
Scottish Provident                                                           1                     -                    1
Abbey National Life                                                          5                     4                    7
Other                                                                       19                    22                   16

                                                           -------------------- --------------------- --------------------
Investment and Protection                                                   26                    28                   25

General Insurance                                                           27                    25                   29

Treasury Services                                                           60                    55                   55

Group Infrastructure                                                       102                    99                  153

                                                           -------------------- --------------------- --------------------
PFS trading expenses                                                       760                   756                  821
                                                           -------------------- --------------------- --------------------

Add:  Restructuring costs  (1)                                              47                     -                   34
Add:  Asset write-downs  (1)                                                62                     -                   37
Add:  Goodwill amortisation                                                  9                    33                   31
Add:  Goodwill impairment                                                    -                     -                  747

                                                           -------------------- --------------------- --------------------
PFS expenses                                                               878                   789                1,670
                                                           -------------------- --------------------- --------------------

(1) A full breakdown of this charge by profit and loss classification is contained in Section 6.4.

Banking and Savings trading expenses were down (pound)4 million to (pound)545 million (2002: (pound)549 million) benefiting from savings from the cost reduction programme and the refocusing of the Offshore business. This has been partly offset by increased employment costs including statutory national insurance and pension contribution increases.

Trading expenses in the Treasury Services business of (pound)60 million, were up 9% reflecting compensation accruals linked to the increase in trading income.

In Group Infrastructure trading expenses were up 3% to (pound)102 million (2002:
(pound)99 million) largely as a result of increased employment-related expenses including pension costs. Trading expenses were, however, significantly lower than the second half of last year reflecting benefits associated with the cost reduction programme, and the non-recurrence of spend relating to projects, corporate advisory fees and head office relocation costs.

Not included in the amounts above are (pound)98 million (2002: (pound)103 million) of operating expenses (including (pound)5 million of restructuring costs in 2003) relating to the life assurance businesses reported as part of embedded value in non-interest income.

An amount of (pound)57 million (forming part of the asset write-downs balance above) has been expensed in relation to costs previously capitalised, associated with the establishment of outsourced processing platforms for mortgages and insurance, as part of an ongoing review of these arrangements. An additional (pound)65 million of capitalised development costs relating to these partnerships remains on the balance sheet as at 30 June 2003.

2.2.2:  Cost reduction and restructuring programme

                                                                      ----------------- ---------------- -----------------
                                                                           6 months to      6 months to       6 months to
                                                                          30 June 2003     30 June 2002       31 Dec 2002
                                                                                               Restated
                                                                             (pound) m        (pound) m         (pound) m
                                                                      ----------------- ---------------- -----------------

PFS trading expenses                                                               760              756               821
Trading expenses included in embedded value (EV)                                    93              103                98

                                                                      ----------------- ---------------- -----------------
Total PFS trading expense base (incl. EV costs)                                    853              859               919

Add:  Estimated savings achieved from cost programme                                46                -                13

                                                                      ----------------- ---------------- -----------------
PFS trading expenses pre cost savings                                              899              859               932
                                                                      ----------------- ---------------- -----------------

Estimated annualised cost savings                                                  125                -                35

                                                                      ----------------- ---------------- -----------------

PFS trading expenses, before the impact of the cost reduction programme, were up 4.7% on the first half of last year, but were lower than the second half. Underlying year on year trends largely relate to increased staff related expenses, including normal salary inflation and increased national insurance and pension related contributions.

Implementation costs relating to the cost reduction and strategic restructuring programme totalled (pound)54 million (including (pound)5 million EV expenses), with approximately (pound)37 million relating to employment costs, of which redundancy payments were the most significant component. The balance related to property, IT and some consultancy spend.

Of the estimated (pound)46 million of savings reported in the period, streamlining and process re-engineering accounted for approximately (pound)13 million, procurement related improvements (pound)17 million, (pound)6 million related to centralisation and a further (pound)7 million of marketing and sales de-duplication savings were also realised. In total, over 1,000 roles have been removed since the start of the programme in 2002, albeit offset in part by expansion elsewhere.

Total annualised savings from actions already taken are estimated to be (pound)125 million, up from (pound)35 million at the start of the year. Cumulative implementation costs to date amount to (pound)88 million, which includes costs relating to the cost programme and implementation of the new strategy. In totality, the ratio of implementation spend to savings for the remaining cost programme initiatives is expected to increase above the current run rate, and in line with previous guidance, reflecting the significant investment required to deliver remaining initiatives.

2.2.3:  PFS trading expenses and headcount by division

This analysis is included to assist the reader in understanding the cost base before recharges by the new divisional structure:


Trading expenses by division
----------------------------

                                                                                                     ---------------------
                                                                                                              6 months to
                                                                                                             30 June 2003
                                                                                                                (pound) m
                                                                                                     ---------------------

Customer Sales                                                                                                        246
Customer Propositions                                                                                                  36
Customer Operations                                                                                                   125

                                                                                                     ---------------------
Customer-facing operating expenses                                                                                    407

Human Resources                                                                                                        20
Information Technology                                                                                                166
Treasury Services                                                                                                      45
Central                                                                                                               122

                                                                                                     ---------------------
PFS trading expenses                                                                                                  760
                                                                                                     ---------------------


Headcount by division
---------------------
                                                                                -------------------- ---------------------
                                                                                              As at                 As at
                                                                                       30 June 2003           31 Dec 2002
                                                                                -------------------- ---------------------

Customer Sales                                                                               11,539                11,589
Customer Propositions                                                                           457                   465
Customer Operations                                                                           7,579                 7,487

                                                                                -------------------- ---------------------
Core PFS divisional full time equivalent (FTE)                                               19,575                19,541

Human Resources                                                                                 581                   587
Information Technology                                                                        2,192                 2,384
Treasury Services                                                                               434                   549
Central                                                                                       1,738                 1,813

                                                                                -------------------- ---------------------
PFS total FTE                                                                                24,520                24,874
                                                                                -------------------- ---------------------

The downward trend reflects cost reduction measures partly offset by additional recruitment in specific areas to meet the restructuring needs of the business.

2.3:  Personal Financial Services (PFS) provisions and charges

                                                          --------------------- --------------------- --------------------
                                                                   6 months to           6 months to          6 months to
                                                                  30 June 2003          30 June 2002          31 Dec 2002
                                                                     (pound) m             (pound) m            (pound) m
                                                          --------------------- --------------------- --------------------

Mortgages                                                                    5                     7                   10
Unsecured personal loans                                                    28                    29                   18
Credit cards                                                                 6                     2                    2
Banking                                                                     18                    30                   38
Other                                                                        7                     8                    6

                                                          --------------------- --------------------- --------------------
PFS lending provisions                                                      64                    76                   74

Provisions for contingent liabilities and commitments                        3                     8                   38
Other provisions                                                             -                     -                  (2)

                                                          --------------------- --------------------- --------------------
Total trading PFS provisions                                                67                    84                  110
                                                          --------------------- --------------------- --------------------

Add:  Restructuring costs  (1)                                               2                     -                    -
Add:  Embedded value charges and rebasing  (1)                              80                     -                    -
Add:  Asset write-downs  (1)                                                10                     -                    -

                                                          --------------------- --------------------- --------------------
PFS provisions and charges                                                 159                    84                  110
                                                          --------------------- --------------------- --------------------

(1) A full breakdown of this charge by profit and loss classification is contained in Section 6.4.

PFS lending provisions decreased by (pound)12 million to (pound)64 million (2002: (pound)76 million), despite strong growth in assets.

Secured lending provisions of (pound)5 million, were lower compared to 2002, reflecting further improvements in arrears and properties in possession. Bank account related provisions fell reflecting improved credit quality and fraud management.

Provisions for contingent liabilities of (pound)3 million were lower than the same period last year, and well down on the second half charge of (pound)38 million.

The adjustment to embedded value related to the Scottish Provident contingent loan and is discussed in further detail in Section 6.1.


2.3.1:  Total PFS non-performing loans (NPLs)  (1)

                                                          --------------------- -------------------- ---------------------
                                                                         As at                As at                 As at
                                                                  30 June 2003         30 June 2002           31 Dec 2002
                                                                     (pound) m            (pound) m             (pound) m
                                                          --------------------- -------------------- ---------------------

Loans provided for                                                         183                  216                   174
Arrears greater than 90 days not provided                                  490                  677                   528

                                                          --------------------- -------------------- ---------------------
Total NPLs                                                                 673                  893                   702
                                                          --------------------- -------------------- ---------------------

Total loans and advances to customers                                   67,218               61,178                66,072

Total provisions                                                           312                  317                   306

                                                          --------------------- -------------------- ---------------------
NPLs as a % of loans and advances                                        1.00%                1.46%                 1.06%
                                                          --------------------- -------------------- ---------------------

                                                          --------------------- -------------------- ---------------------
Provisions as a % of NPLs                                               46.36%               35.50%                43.59%
                                                          --------------------- -------------------- ---------------------

(1) The table excludes Treasury Services and Life Assurance businesses. In addition, the figures stated include (where relevant) NPLs and associated loans and provisions of securitised assets.


In total, the value of non-performing loans reduced to (pound)673 million (December 2002: (pound)702 million) despite strong asset growth. The value of NPLs as a percentage of loans and advances also improved, to 1.00%, with provisions cover increasing, to 46%.

2.3.2: Personal Financial Services (PFS) mortgage arrears and properties in possession

Cases
-----

                          -----------------------------------------------------------------------------------------------------
                                As at 30 June 2003            As at 31 December 2002            As at 30 June 2002
                              No.        % of       CML            No.     % of      CML         No.       % of       CML
                          cases (000)     total   industry    cases (000)  total   industry   cases (000)  total   industry
                                                   average %                       average %                       average %
                          -----------------------------------------------------------------------------------------------------

1 - 2 months arrears            23.2      1.68        n/a      24.8       1.78        n/a      28.0       2.01       n/a
3 - 5 months arrears             7.4      0.53        n/a       8.7       0.63       0.59       9.8       0.71      0.66
6 - 11 months arrears            3.0      0.22        n/a       3.8       0.27       0.30       4.8       0.35      0.37
12 months + arrears              0.7      0.05        n/a       1.0       0.07       0.15       1.4       0.10      0.16

                          -----------------------------------------------------------------------------------------------------



                          -----------------------------------------------------------------------------------------------------

Value
-----
                                As at 30 June 2003            As at 31 December 2002            As at 30 June 2002
                           (pound) m      % of            (pound) m       % of            (pound) m       % of
                                         total                           total                           total
                          -----------------------------------------------------------------------------------------------------

1 - 2 months arrears            12.2      0.02                 12.7       0.02                 14.1       0.02
3 - 5 months arrears             9.7      0.01                 11.2       0.01                 12.5       0.02
6 - 11 months arrears            7.4      0.01                  9.1       0.01                 11.8       0.02
12 months + arrears              4.4      0.01                  6.3       0.01                  8.8       0.01

                          ---------------------           ---------------------           ---------------------
Total arrears                   33.7      0.05                 39.3       0.05                 47.2       0.07
                          ---------------------           ---------------------           ---------------------

Total balance sheet
provisions                     198.9                          180.7                             182

Coverage (times)                5.9x                           4.6x                            3.9x

                          -----------------------------------------------------------------------------------------------------

Mortgage properties in possession

                          -----------------------------------------------------------------------------------------------------
                                As at 30 June 2003            As at 31 December 2002            As at 30 June 2002
                                                      CML                             CML                               CML
                                          % of      industry              % of      industry              % of        industry
                                 Nos     loans      average %   Nos      loans      average %   Nos      loans        average %
                          -----------------------------------------------------------------------------------------------------

No. of repossessions             924      0.07        n/a     1,110       0.08       0.05     1,518       0.11      0.06
No. of sales                     929      0.07        n/a     1,414       0.10       0.06     1,614       0.12      0.07
Stock                            414      0.03        n/a       419       0.03       0.02       723       0.05      0.04

                          -----------------------------------------------------------------------------------------------------


The abbreviation CML stands for Council of Mortgage Lenders. Data for 30 June 2003 is not made publicly available until 30 July 2003.

Mortgage arrears continued to improve in the first half of 2003, with the level of 3 month + arrears falling to 11,100 from 13,500 in December 2002 driven by continued favourable market conditions, improved credit quality on new business and debt management operational efficiencies.

By value, arrears greater than 3 months totalled (pound)21.5 million, 35 % lower than the same period last year.

The number of repossessions was significantly lower than June 2002, and 17% lower than December 2002 at 924, with the stock of properties in possession falling modestly to 414.

New business lending quality also remained strong, with 91% of all new lending to customers with a loan to value of less than 90%, compared to 81% in the same period last year.

In total, the average loan to value on the overall book is estimated at 46% gross of securitised assets.

2.3.3:  Personal Financial Services (PFS) - banking and unsecured personal loan
        (UPL) arrears

                                                          --------------------- --------------------- --------------------
                                                                         As at                 As at                As at
                                                                  30 June 2003          30 June 2002          31 Dec 2002
                                                                     (pound) m             (pound) m            (pound) m
                                                          --------------------- --------------------- --------------------

Total banking and UPL arrears  (1)  (2)                                    131                   149                  126

Total banking and UPL asset                                              2,935                 2,595                2,779

Banking and UPL arrears as a % of asset                                   4.5%                  5.7%                 4.5%

                                                          --------------------- --------------------- --------------------

(1) Banking arrears are defined as customers whose balances exceed their overdraft by over (pound)100. (2) UPL arrears are defined as accounts that are two monthly instalments in arrears.

The growth in banking and unsecured personal loan asset has not been at the expense of credit quality, reflected in the fall in arrears relative to the asset - 4.5% compared to 5.7% for the equivalent period in 2002. Fraud mitigation tools and improved risk assessment have assisted in delivering a fall in the provisions charge.


2.3.4:  Provisions for doubtful debts analysis (PFS)

                                                            ------------------------------- -------------------------------
                                                                     30 June 2003                    30 June 2002
                                                                Provisions    Balance % of      Provisions    Balance % of
                                                                   balance            loan         balance            loan
                                                                 (pound) m          assets       (pound) m          assets
                                                            --------------- --------------- --------------- ---------------

Secured                                                                198             0.3             182             0.3
Personal banking                                                        40            12.7              41            15.1
Unsecured personal loans                                                46             2.8              73             3.7
Abbey National business                                                 11             2.5              13             1.3

                                                            --------------- --------------- --------------- ---------------
Retail Banking                                                         295             0.5             309             0.4

cahoot                                                                  17             2.2               6             1.4
Scottish Provident                                                      80             6.5               -               -
Group Infrastructure                                                     -               -               2             0.8

                                                            --------------- --------------- --------------- ---------------
Total                                                                  392             0.7             317             0.5
                                                            --------------- --------------- --------------- ---------------


The increase in balance sheet provisions is largely due to the impact of tax changes on the Scottish Provident contingent loans, discussed in more detail in
Section 6.1.

Of the (pound)392 million, (pound)208 million are general provisions, up (pound)21 million (11%) since the 2002 year-end, in part due to a volume related step up in cahoot of (pound)11 million.

3.  PORTFOLIO BUSINESS UNIT (PBU)

3.1:  Summarised PBU profit and loss

                                                               ------------------- ------------------- -------------------
                                                                      6 months to         6 months to         6 months to
                                                                     30 June 2003        30 June 2002         31 Dec 2002
                                                                        (pound) m           (pound) m           (pound) m
                                                               ------------------- ------------------- -------------------

Portfolio Business Unit (PBU)

Wholesale Banking pre-provisions and disposal losses                          113                 238                 234
Provisions, impairments and disposal losses                                  (568)               (272)               (630)

                                                               ------------------- ------------------- -------------------
Wholesale Banking                                                            (455)                (34)               (396)

First National                                                                 (2)                 54                (308)
International life assurance businesses                                       (33)                 (7)                (83)
European Banking and other                                                     (5)                  3                   3

                                                               ------------------- ------------------- -------------------
PBU (loss) / profit before tax                                               (495)                 16                (784)
                                                               ------------------- ------------------- -------------------

Loss before tax of (pound)455 million (2002: loss of (pound)34 million) in the Wholesale exit portfolios was driven by the level of asset disposals in the first six months of 2003. Total assets of (pound)18.4 billion are 62% lower than at December 2002, and 69% lower than June 2002.

First National loss before tax of (pound)2 million was significantly lower than 2002, resulting from the disposal of the consumer finance businesses in April, and also increased costs and provisioning in the remaining First National businesses.

The loss of (pound)38 million (2002: loss of (pound)4 million) in the other PBU businesses was largely the result of the Dublin based international life assurance businesses which were largely closed to new business, with embedded value changes reflecting costs and other factors associated with those decisions.

3.2:  Wholesale Banking Exit Portfolios

3.2.1:  Provisions and losses on asset disposals

                                                        -------------------------------------------------- ---------------
                                                                    6 months to 30 June 2003                  6 months to
                                                                                                             30 June 2002
                                                               Disposal  Provisions  (1)            Total           Total
                                                                 losses
                                                              (pound) m        (pound) m        (pound) m       (pound) m
                                                        ---------------- ---------------- ---------------- ---------------

Debt securities:
 -  Corporates                                                      136               (5)             131              55
 -  High Yield                                                        4               14               18             127
 -  CDOs                                                            129               13              142              11
 -  Other asset backed                                               58               74              132              23
Loan portfolio:
 -  Project Finance                                                  10               22               32               4
 -  Real Estate                                                       4                3                7               -
 -  Other                                                            10               13               23              13
Leasing businesses                                                    -               13               13               -
Private Equity                                                       21               49               70              39

                                                        ---------------- ---------------- ---------------- ---------------
Total credit charges                                                372              196              568             272
                                                        ---------------- ---------------- ---------------- ---------------

(1) The total provisions balance of (pound)196 million includes an impairment of the IEM operating lease, reported on a statutory basis in depreciation of operating lease assets. Total actual provisions charge totals (pound)183 million.


The increased total charge of (pound)568 million (2002: (pound)272 million) largely reflects losses arising from the disposal of the debt investment securities portfolio, and is slightly better than potential losses anticipated by the unrealised mark to market deficit disclosed previously.

The provision charge for the first half of 2003 reflects the further deterioration of certain UK and US power exposures (included in Project Finance), in addition to stressed airline exposures (included in other Asset backed securities). In addition, further loss on sale of exposures previously provided against of approximately (pound)24 million is included.

The private equity total losses and provisions of (pound)70 million relate to the disposal of 25% of the portfolio and the write-down of the residual portfolio to fund manager valuations as at March 2003.


3.2.2:  Balance sheet provisions and coverage

                                                                       ------------------------- -------------------------
                                                                             As at 30 June 2003         As at 31 Dec 2002
                                                                                      (pound) m                 (pound) m
                                                                       ------------------------- -------------------------

Specific provisions                                                                         584                       745
General provisions                                                                          184                       146

                                                                       ------------------------- -------------------------
Total balance sheet provisions                                                              768                       891
                                                                       ------------------------- -------------------------

Total balance sheet provisions reduced to (pound)768 million during the first half of 2003 as a result of asset disposals. Specific provisions are based on a detailed review of individual impaired assets. The level of general provisions increased, reflecting the risks inherent in certain sections of the balance sheet. The difference between the profit and loss provision charge and balance sheet provision movement is a reflection of balance sheet provision releases following asset sales and exchange rate movements. This is detailed in the table below:

                                                                ------------------- ------------------ -------------------
                                                                          Specific            General               Total
                                                                        provisions         provisions          provisions
                                                                         (pound) m          (pound) m           (pound) m
                                                                ------------------- ------------------ -------------------
2003 opening balance                                                           745                146                 891
Profit and loss charge in 6 months to June 2003                                141                 42                 183
Release on disposal                                                           (300)                 -                (300)
Other (incl. foreign exchange movements)                                        (2)                (4)                 (6)

                                                                ------------------- ------------------ -------------------
2003 closing balance as at 30 June                                             584                184                 768
                                                                ------------------- ------------------ -------------------



Coverage ratios

                                                                            ----------------------- ----------------------
                                                                                     As at 30 June      As at 31 December
                                                                                              2003                   2002
                                                                                         (pound) m              (pound) m
                                                                            ----------------------- ----------------------

Debt securities provided against                                                               363                    919
Specific provisions                                                                           (220)                  (414)
Coverage (%)                                                                                 60.6%                  45.0%

Loans provided against                                                                         785                    836
Specific provisions                                                                           (195)                  (204)
Coverage (%)                                                                                 24.8%                  24.4%

Total asset provided against                                                                 1,148                  1,755

Specific provisions                                                                           (415)                  (618)
General provisions                                                                            (124)                  (146)

                                                                            ----------------------- ----------------------
Total provisions                                                                              (539)                  (764)

Coverage (%)                                                                                 47.0%                  43.5%

                                                                            ----------------------- ----------------------

The increase in the coverage ratio for debt securities arises due to asset sales and increased provisions for those remaining. There is additionally a small increase in the coverage ratio for loans.

Total specific and general provisions in the table of (pound)415 million and (pound)124 million respectively differ to the total on the balance sheet of (pound)584 million and (pound)184 million respectively, due to provisions relating to private equity and leasing.


3.2.3:  Summary portfolio details

                                                 ------------------------------------ ------------------------------------
                                                         As at 30 June 2003                 As at 31 December 2002
                                                           Assets               RWAs            Assets               RWAs
                                                       (pound) bn         (pound) bn        (pound) bn         (pound) bn
                                                 ----------------- ------------------ ----------------- ------------------

Debt securities                                               6.9                2.8              32.3               11.1
Loan portfolio                                                5.0                4.5               8.4                7.2
Leasing businesses                                            5.6                3.7               5.7                3.7
Private Equity                                                0.6                0.9               0.8                1.1
Other                                                         0.3                  -               1.4                  -

                                                 ----------------- ------------------ ----------------- ------------------
Total                                                        18.4               11.9              48.6               23.1
                                                 ----------------- ------------------ ----------------- ------------------

The Wholesale exit portfolios include (pound)3.3 billion (December 2002:
(pound)15.3 billion) of assets in conduit vehicles or covered by credit enhanced structures, all treated as on-balance sheet and reported as part of debt securities. The difference in risk weighted assets resulting from the use of these vehicles and structures is (pound)2.3 billion. The assets in the conduit vehicles significantly reduced since December due to both asset sales and the cancellation of certain structures. The majority of the underlying assets in these structures are AA or above. In addition, (pound)0.6 billion of high yield assets are covered by the Newark collateralised bond obligation, which is covered in more detail in Section 3.2.8 on page 40.

3.2.4:  Debt securities

                                                 ------------------------------------ ------------------------------------
                                                         As at 30 June 2003                 As at 31 December 2002
                                                           Assets               RWAs            Assets               RWAs
                                                       (pound) bn         (pound) bn        (pound) bn         (pound) bn
                                                 ----------------- ------------------ ----------------- ------------------

Banks and Financial Institutions                              0.6                0.2               6.5                1.5
Sovereign and Government Agencies                             0.2                  -               2.0                0.5
Corporates                                                    0.2                0.1               6.8                5.4
Asset Backed Securities (excluding CDOs)                      3.6                1.4              11.9                2.2
CDOs                                                          1.6                0.9               4.0                1.3
High Yield                                                    0.7                0.2               1.1                0.2

                                                 ----------------- ------------------ ----------------- ------------------
Total debt securities                                         6.9                2.8              32.3               11.1
                                                 ----------------- ------------------ ----------------- ------------------




Mark to market analysis

                                                                              ---------------------- ---------------------
                                                                                      As at 30 June     As at 31 December
                                                                                               2003                  2002
                                                                                          (pound) m             (pound) m
                                                                              ---------------------- ---------------------

Debt securities and related derivatives                                                       7,176                31,873
Less:  Provisions  (1)                                                                         (327)                 (500)

                                                                              ---------------------- ---------------------
Book value of debt securities and related derivatives  (2)                                    6,849                31,373
                                                                              ---------------------- ---------------------

Market value of debt securities and related derivatives                                       6,669                30,709

                                                                              ---------------------- ---------------------
Total unrealised mark to market deficit on debt securities                                     (180)                 (664)
                                                                              ---------------------- ---------------------

(1) Including (pound)220 million of specific and (pound)107 million of general provisions.

(2) Total debt securities subject to the mark to market adjustment above of (pound)6.8 billion differs to the total debt securities figure of (pound)6.9 billion as a result of book value of related derivatives.

The mark to market table indicates the estimated possible loss, were the portfolio assets sold in the current market conditions (including illiquidity estimates). Of the overall deficit at 30 June 2003 of (pound)180 million (December 2002: (pound)664 million), (pound)124 million relates to positions where the mark to market, including related derivatives, is less than 80% of book value.

The decrease has been driven by sales of assets, generally at levels better than the market value at 31 December 2002. In total, asset improvement in the last six months was (pound)251 million, offset by deterioration in certain parts of the portfolio totalling (pound)189 million, largely relating to the aircraft asset backed securities.

A large part of the mark to market deficit continues to arise from derivatives. This is not unusual and has arisen because the vast majority of mark to market positions relate to fixed rate bonds that are swapped to floating rate on purchase. Generally, interest rates have fallen since the assets were acquired, reducing the value of the interest rate swaps. Note that this would have been offset by the increased value of the fixed rate securities before the impact of credit widening.

3.2.5:  Loan portfolio, and related exposures

                                                  ------------------------------------ -----------------------------------
                                                          As at 30 June 2003                 As at 31 December 2002
                                                             Assets              RWAs            Assets              RWAs
                                                         (pound) bn        (pound) bn        (pound) bn        (pound) bn
                                                  ------------------ ----------------- ----------------- -----------------

Infrastructure                                                  1.5               2.0               1.6               2.2
Project Finance:
 -  Real Estate                                                 0.7               0.7               1.5               1.5
 -  Other                                                       1.1               1.1               1.4               1.8
Acquisition Finance                                             0.3               0.4               2.1               1.3
Structured Finance lending                                      1.4               0.3               1.8               0.4

                                                  ------------------ ----------------- ----------------- -----------------
Total loan portfolio                                            5.0               4.5               8.4               7.2
                                                  ------------------ ----------------- ----------------- -----------------

The change in the loan portfolio reflected sales across all portfolios with the most significant reductions being in acquisition and project finance.


Mark to market analysis

                                                                              ---------------------- ---------------------
                                                                                      As at 30 June     As at 31 December
                                                                                               2003                  2002
                                                                                          (pound) m             (pound) m
                                                                              ---------------------- ---------------------

Loan portfolio and related derivatives                                                        4,982                 8,368
Less:  Provisions  (1)                                                                         (212)                 (264)
                                                                              ---------------------- ---------------------
Book value of loan portfolio and related derivatives  (2)                                     4,770                 8,104

Market value of loan portfolio and related derivatives                                        4,376                 7,613

                                                                              ---------------------- ---------------------
Total unrealised mark to market deficit on loan portfolio                                      (394)                 (491)
                                                                              ---------------------- ---------------------

(1) Including (pound)195 million of specific and (pound)17 million of general provisions.

(2) Total loan portfolio subject to the mark to market adjustment above of (pound)4.8 billion differs to the total loan portfolio figure of (pound)5.0 billion as a result of book value of related derivatives.

The mark to market table indicates the estimated possible loss, were the portfolio assets sold in current market conditions.

The overall deficit of (pound)394 million is lower than the year-end position of (pound)491 million due to a combination of asset sales and further provisioning. In total, the asset improvement was (pound)128 million reflecting an improved outlook based on progress made to date, largely offset by deterioration in certain parts of the portfolio totalling (pound)94 million, mostly relating to power sector exposures.


3.2.6:  Leasing businesses

                                                  ------------------------------------ -----------------------------------
                                                          As at 30 June 2003                 As at 31 December 2002
                                                             Assets              RWAs            Assets              RWAs
                                                         (pound) bn        (pound) bn        (pound) bn        (pound) bn
                                                  ------------------ ----------------- ------------------ -----------------

Finance leases                                                  3.0               1.0               3.1               1.0
Operating leases                                                2.6               2.7               2.6               2.7

                                                  ------------------ ----------------- ----------------- -----------------
Total                                                           5.6               3.7               5.7               3.7
                                                  ------------------ ----------------- ----------------- -----------------

The finance leasing portfolio is predominantly high quality with over 60% of exposure being to counterparties rated AA or better. The operating lease portfolio principally represents assets held by the Porterbrook ((pound)1.8 billion) and IEM ((pound)0.4 billion) subsidiaries. The value of IEM if sold in current market conditions is expected to be materially lower than current holding value, while the value of Porterbrook has not yet been tested in the market and therefore may well differ from the holding value.

3.2.7:  Private equity

                                                                            ----------------------- ----------------------
                                                                                     As at 30 June      As at 31 December
                                                                                              2003                   2002
                                                                                         (pound) m              (pound) m
                                                                            ----------------------- ----------------------

Opening balance of drawdowns (net of provisions)                                               797                    697
Drawdowns in the current period                                                                 82                    311
Disposals                                                                                    (200)                   (88)
New provisions                                                                                (49)                  (123)

                                                                            ----------------------- ----------------------
Closing balance of drawdowns                                                                   630                    797
                                                                            ----------------------- ----------------------

Undrawn commitments                                                                            449                    672

                                                                            ----------------------- ----------------------


Of the drawn-down private equity portfolio after provisions, (pound)107 million is US exposures, (pound)66 million is direct or quoted investment, with the remainder relating to European (including UK) exposures.

37% and 43% of the US and direct exposures respectively have now been provided for, with the net book value of the portfolio in line with fund managers' valuations.

Current market conditions imply further private equity losses to the extent that the portfolio is sold down.

The reduction in undrawn commitments is principally due to sales in the period.

3.2.8:  Credit exposure analysis

The analysis that follows defines total exposures as being net of specific provisions and including total undrawn commitments. In total these comprise (pound)584 million and (pound)1.3 billion respectively. In total, approximately 66% of the Wholesale exposures in the PBU have external ratings. However, for approximately (pound)5 billion of these, internal ratings have been used in the following analysis. In the vast majority of instances the internal ratings take a more prudent stance.

Credit exposures by credit rating

                                   ------------------------------------------- -------------------------------------------
                                               As at 30 June 2003                        As at 31 December 2002
                                         Average     Average of         Total        Average    Average of          Total
                                        Exposure          Top 5      Exposure       Exposure         Top 5       Exposure
                                                      exposures                                  exposures
                                       (pound) m      (pound) m    (pound) bn      (pound) m     (pound) m     (pound) bn
                                   -------------- -------------- ------------- -------------- ------------- --------------

AAA                                         21.1          138.7           4.6           31.0         338.7           15.5
AA                                          43.8          258.1           3.0           43.0         475.1            7.4
A                                           34.8          181.2           3.6           46.6         299.6           13.6
BBB                                         27.7          208.5           2.8           32.1         376.9            8.5

                                   -------------- -------------- ------------- -------------- ------------- --------------
Total investment grade                                                   14.0                                        45.0

BB                                          16.2           50.3           0.7           17.1          59.9            1.6
B                                           14.0           39.6           0.5           14.8          43.5            0.6
CCC                                         15.1           49.5           0.5           13.5          43.6            0.6

                                   -------------- -------------- ------------- -------------- ------------- --------------
Total sub-investment grade                                                1.7                                         2.8

Equity                                       n/a            n/a           0.7            n/a           n/a            0.9

                                   -------------- -------------- ------------- -------------- ------------- --------------
Total exposure  (1)                                                      16.4                                        48.7
                                   -------------- -------------- ------------- -------------- ------------- --------------


Note: Equity exposures included a small balance in respect of the Newark Junior note. This does not appear within the private equity balance on the analysis in
Section 3.2.7 as the bonds held within the structure are included in debt securities.

(1) Total exposure of (pound)16.4 billion is lower than total assets of (pound)18.4 billion, as the exposure amounts include amounts due from leasing counterparties rather than the asset value of leasing businesses.

Total exposures reduced by (pound)32.3 billion to (pound)16.4 billion since December 2002. Significant asset reductions were evident across all ratings, with notable reductions in terms of bank exposures and Asset Backed and Mortgage Backed securities. In addition, good progress has been made in reducing single counterparty exposures.

Sub-investment grade exposures also fell by a further (pound)1.1 billion, predominantly due to the sale of the (pound)0.9 billion leveraged loans within the acquisition finance portfolio. Sub-investment grade assets of (pound)1.7 billion include (pound)576 million (34%) of assets downgraded from investment grade in the first six months. Of these, (pound)277 million are internally rated power loans, (pound)122 million are externally rated CBO positions, and (pound)79 million externally rated aircraft ABS positions.

AAA, AA and A grade by exposure type

                                      ------------------------------------------ -----------------------------------------
                                                 As at 30 June 2003                       As at 31 December 2002
                                                   Average                Total              Average                Total
                                                  of Top 5             exposure             of Top 5             exposure
                                                 exposures                                 exposures
                                                 (pound) m           (pound) bn            (pound) m           (pound) bn
                                      --------------------- -------------------- -------------------- --------------------

Banks and Financial Institutions                     263.2                  3.2                461.6                 13.1
Sovereign                                             72.8                  0.4                265.3                  1.6
Corporates                                           160.2                  1.3                186.0                  2.9
Asset Finance                                        115.1                  1.1                148.6                  2.0
Asset Backed Securities/Mortgage
Backed Securities                                    106.7                  5.2                246.7                 16.9

                                      --------------------- -------------------- -------------------- --------------------
Total exposure                                                             11.2                                      36.5
                                      --------------------- -------------------- -------------------- --------------------

Exposure to AAA to A- graded investments fell by 69% to (pound)11.2 billion, including a (pound)11.7 billion reduction in Asset Backed and Mortgage Backed securities and a (pound)9.9 billion reduction in outstandings to Banks and Financial Institutions. Of the remaining sovereign exposures 85% are to the UK, US and Japan. The greatest corporate exposures relate to established oil and gas corporations. The (pound)0.9 billion reduction in Asset Finance is mainly due to reductions in the Property and Project Finance Portfolio.

BBB grade by exposure type

                                           --------------------------------------- ---------------------------------------
                                                     As at 30 June 2003                    As at 31 December 2002
                                              Specific       Average        Total     Specific       Average        Total
                                            provisions      of Top 5     exposure   provisions      of Top 5     exposure
                                                           exposures                               exposures
                                             (pound) m     (pound) m   (pound) bn    (pound) m     (pound) m   (pound) bn
                                           ------------ ------------- ------------ ------------ ------------- ------------

Banks and Financial Institutions                     -             -            -            -          39.4          0.4
Sovereign                                            -             -            -            -          70.7          0.3
Corporates                                           -          33.2          0.3            -         218.8          2.3
Asset Finance                                        -         208.5          2.5            1         298.8          4.4
ABS / MBS  (1)                                       -           8.8            -           58          92.2          1.1

                                           ------------ ------------- ------------ ------------ ------------- ------------
Total exposure                                       -                        2.8           59                        8.5
                                           ------------ ------------- ------------ ------------ ------------- ------------


(1) ABS/MBS is an abbreviation for Asset Backed Securities/Mortgage Backed Securities.

Exposures to BBB graded investments fell by 67% to (pound)2.8 billion, including the disposal of all BBB rated sovereign exposures during the first 6 months of 2003.

Corporate exposures have fallen by 87% to (pound)0.3 billion, including a (pound)0.9 billion reduction in exposure to manufacturing counterparties.

Asset Finance exposures have also fallen, by 43% to (pound)2.5 billion, with the major exposures in Asset Finance being principally infrastructure projects. Of this reduction, (pound)1.6 billion is due to sales in the Project Finance and Infrastructure portfolios.

Credit exposures by sector


As at 30 June 2003
------------------

                                       --------------- ----------------      -------------- --------------- --------------
                                             Specific          Average          Investment            Sub-          Total
                                           Provisions         of Top 5               Grade      Investment        (net of
                                                             exposures                               Grade    provisions)
                                            (pound) m        (pound) m          (pound) bn      (pound) bn     (pound) bn
                                       --------------- ----------------      -------------- --------------- --------------

Banks and Financial Institutions                    -            263.3                 3.2               -            3.2
Sovereign                                           -             72.8                 0.4               -            0.4
Corporates:
 -  Utilities, energy & natural r'ces               -            115.8                 0.6               -            0.6
 -  Aero, defence & airlines                        -             20.1                   -             0.1            0.1
 -  Telecoms                                       41             30.3                   -             0.1            0.1
 -  Manufacturing & transport                       9             66.8                 0.3             0.1            0.4
 -  Other                                           -             62.0                 0.7             0.1            0.8
Asset Finance:
 -  Project Finance (excl. Property)              189             60.6                 0.6             0.6            1.2
 -  Property                                        3             75.1                 0.5             0.1            0.6
 -  Infrastructure Finance                          6            201.9                 2.1             0.2            2.3
 -  Operating Leasing                               -             88.6                 0.4             0.2            0.6
ABS/MBS:
 -  Asset / Mortgage Backed                        84             87.9                 3.5             0.1            3.6
 -  CDOs                                           16             87.6                 1.6             0.1            1.7
 -  Federal Agency                                  -             49.7                 0.1               -            0.1

                                       --------------- ----------------      -------------- --------------- --------------
Credit exposure                                   348                                 14.0             1.7           15.7
                                       --------------- ----------------      -------------- --------------- --------------

Equity related (excl. undrawns)                   236(1)                                 -             0.7            0.7

                                       --------------- ----------------      -------------- --------------- --------------
Total exposure                                    584                                 14.0             2.4           16.4
                                       --------------- ----------------      -------------- --------------- --------------

As at 31 December 2002

Banks and Financial Institutions                   37            461.6                13.5             0.1           13.6
Sovereign                                           -            308.9                 1.9               -            1.9
Corporates:
 -  Utilities, energy & natural r'ces              40            149.6                 1.0               -            1.0
 -  Aero, defence & airlines                        -             26.0                 0.1             0.1            0.2
 -  Telecoms                                      155             87.9                 0.5             0.1            0.6
 -  Manufacturing & transport                      21            210.3                 1.3             0.1            1.4
 -  Other                                           5            125.7                 2.2             0.9            3.1
Asset Finance:
 -  Project Finance (excl. Property)              167             64.2                 1.3             0.6            1.9
 -  Property                                        -            122.9                 1.4             0.1            1.5
 -  Infrastructure Finance                          -            236.5                 2.9             0.2            3.1
 -  Operating Leasing                               -            176.9                 0.9             0.2            1.1
ABS/MBS:
 -  Asset / Mortgage Backed                        76            175.5                13.4             0.3           13.7
 -  CDOs                                           62            126.8                 3.8             0.1            3.9
 -  Federal Agency                                  -            251.3                 0.8               -            0.8

                                       --------------- ----------------      -------------- --------------- --------------
Credit exposure                                   563                                 45.0             2.8           47.8
                                       --------------- ----------------      -------------- --------------- --------------

Equity related (excl. undrawns)                   182(1)                                 -             0.9            0.9

                                       --------------- ----------------      -------------- --------------- --------------
Total exposure                                    745                                 45.0             3.7           48.7
                                       --------------- ----------------      -------------- --------------- --------------


(1) Balance includes (pound)67 million (December 2002: (pound)55 million) specific provisions relating to the Newark collateralised bond obligations.

Asset backed and mortgage backed securities exposures fell from (pound)13.7 billion to (pound)3.6 billion during the first half of the year. CDO exposures have also fallen by (pound)2.2 billion to (pound)1.7 billion. Of the remaining (pound)1.7 billion, (pound)800 million is covered by purchased credit protection.

Additional sector analysis


Aircraft
--------

                                                                          ----------------------- ------------------------
                                                                              As at 30 June 2003        As at 31 Dec 2002
                                                                                       (pound) m                (pound) m
                                                                          ----------------------- ------------------------

IEM                                                                                        219.6                    220.6
Asset backed securities (ABS)                                                              576.7                    761.8
Other                                                                                      121.1                    194.3
                                                                          ----------------------- ------------------------
                                                                                           917.4                  1,176.7
                                                                          ----------------------- ------------------------
US and UK power lending

UK                                                                                         229.8                    313.9
US                                                                                         611.6                    818.0
                                                                          ----------------------- ------------------------
                                                                                           841.4                  1,131.9
                                                                          ----------------------- ------------------------

Of which:

Power projects lending on credit watch                                                     511.0                    351.3

                                                                          ----------------------- ------------------------


Overall, aircraft exposures (net of provisions) fell by 22% to (pound)917.4 million. Aircraft ABS exposures fell by 24% to (pound)576.7 million during the first 6 months of 2003 reflecting asset sales and additional credit provisions raised. Other aircraft exposure fell from (pound)194.3 million to (pound)121.1 million.

The IEM balance above of (pound)219.6 million relates to rentals receivable, whilst the corresponding assets have a net book value of (pound)414 million.

Within the Project Finance portfolio exposure to UK and US Power projects fell by 26% to (pound)841.4 million. This included a 27% fall in UK exposure and a 25% fall in US power exposure.

Credit exposures by region

As at 30 June 2003
------------------

                                                                ------------------- ------------------ -------------------
                                                                        Investment     Sub-investment               Total
                                                                             Grade              Grade
                                                                        (pound) bn         (pound) bn          (pound) bn
                                                                ------------------- ------------------ -------------------
Europe                                                                         7.2                0.8                 8.0
North America                                                                  6.3                1.4                 7.7
Asia-Pacific                                                                   0.4                0.1                 0.5
Latin America                                                                    -                0.1                 0.1
Middle East                                                                    0.1                  -                 0.1

                                                                ------------------- ------------------ -------------------
Total exposure                                                                14.0                2.4                16.4
                                                                ------------------- ------------------ -------------------


As at 31 December 2002
----------------------
                                                                ------------------- ------------------ -------------------
                                                                        Investment     Sub-investment               Total
                                                                             Grade              Grade
                                                                        (pound) bn         (pound) bn          (pound) bn
                                                                ------------------- ------------------ -------------------
Europe                                                                        20.2                2.3                22.5
North America                                                                 22.0                1.2                23.2
Asia-Pacific                                                                   2.6                0.1                 2.7
Latin America                                                                    -                0.1                 0.1
Middle East                                                                    0.2                  -                 0.2

                                                                ------------------- ------------------ -------------------
Total exposure                                                                45.0                3.7                48.7
                                                                ------------------- ------------------ -------------------


The majority of the (pound)32.3 billion fall in exposure during the first 6 months of 2003 occurred in Europe ((pound)14.5 billion) and North America ((pound)15.5 billion). The fall in North American exposure is due to increased sales of investment securities, predominantly ABS, CDOs and corporate bonds.

In addition to sales of investment securities, the (pound)14.5 billion fall in European exposures includes significant sales of Project Finance, Infrastructure and Property transactions.

Exposures in the Asia-Pacific region fell 81% to (pound)0.5 billion. (pound)0.8 billion of the fall represents sales in Japanese sovereign debt.

Sub-investment grade credit exposure

                                         ---------------------------------------- ----------------------------------------
                                                   As at 30 June 2003                     As at 31 December 2002
                                             Specific       Average        Total      Specific      Average         Total
                                           provisions      of Top 5     exposure    provisions     of Top 5      exposure
                                                          exposures                               exposures
                                            (pound) m     (pound) m   (pound) bn     (pound) m    (pound) m    (pound) bn
                                         ------------- ------------- ------------ ------------- ------------ -------------
Banks and Financial Institutions                    -             -            -            37         18.6           0.1
Sovereign                                           -             -            -             -            -             -
Corporates                                         10          39.5          0.4            52         50.4           1.2
Asset Finance                                     198          52.5          1.1           167         59.4           1.1
Asset Backed Securities/Mortgage
Backed Securities                                 100          32.7          0.2            80         27.8           0.4

                                         ------------- ------------- ------------ ------------- ------------ -------------
Credit exposure                                   308                        1.7           336                        2.8
                                         ------------- ------------- ------------ ------------- ------------ -------------

High yield                                        107             -          0.1           223         38.3           0.1
Private equity (excluding undrawns)               169                        0.6           127                        0.8

                                         ------------- ------------- ------------ ------------- ------------ -------------
Total exposure                                    584                        2.4           686                        3.7
                                         ------------- ------------- ------------ ------------- ------------ -------------


Sub-investment grade credit exposures fell 39% to (pound)1.7 billion predominantly due to reduced corporate exposures. In addition, a (pound)0.9 billion reduction in Acquisition Finance was offset by downward credit migration of (pound)0.6 billion from investment grade during the first 6 months of the year.


High yield securities

                                                                               --------------------- ---------------------
                                                                                              As at                 As at
                                                                                            30 June           31 December
                                                                                               2003                  2002
                                                                                         (pound) bn            (pound) bn
                                                                               --------------------- ---------------------

Opening asset balance (net of provisions)                                                       0.8                   1.2
Less:
Asset disposals (net of disposals)                                                             (0.1)                 (0.3)
Additional provisions                                                                             -                  (0.1)

                                                                               --------------------- ---------------------
High yield securities assets                                                                    0.7                   0.8

Amount covered by credit protection through the Collateralised Bond
Obligation                                                                                     (0.6)                 (0.7)

                                                                               --------------------- ---------------------
High yield securities exposure                                                                  0.1                   0.1
                                                                               --------------------- ---------------------

The net exposure of assets not covered under the Newark collateralised bond obligation is (pound)0.1 billion. Dependent on portfolio performance, Abbey National remains liable to extra margin contribution of up to (pound)73 million in respect of Newark.

3.3:  First National

                                                        -------------------------------- ---------------------------------
                                                              As at 30 June 2003              As at 31 December 2002
                                                                 Assets            RWAs           Assets             RWAs
                                                             (pound) bn      (pound) bn       (pound) bn       (pound) bn
                                                        ---------------- --------------- ---------------- ----------------

Consumer and Retail Finance Lending                                   -               -              4.8              3.9
Motor Finance                                                       2.7             3.0              2.9              3.6
Litigation Finance                                                  0.3             0.3              0.3              0.3

                                                        ---------------- --------------- ---------------- ----------------
Total First National                                                3.0             3.3              8.0              7.8
                                                        ---------------- --------------- ---------------- ----------------

The risk weighted assets of Motor Finance include 100% of assets held by the Peugeot S.A (PSA) joint venture, while only the Group's 50% share of the total assets are included in the above table. Motor Finance is now closed to new business, with asset balances expected to have substantially reduced within the next three years. Restructuring costs to date are largely redundancy charges, with further redundancy costs and other costs associated with the risks of closing to new business also expected to be incurred in future periods.

Litigation Finance represents the funding of the purchase of 'after the event' insurance policies and other costs incurred by individuals in support of legal claims. Such loans are backed by insurance policies. The maturity profile of such loans is determined by the period of settlement of claims, the majority of which occur within 24 months. The Litigation Finance market has been affected by a number of external factors including the appointment of administrators to The Accident Group in May 2003. Litigation Finance has loans to clients of The Accident Group of (pound)181 million as at 30th June 2003. Abbey National is working with other banks and insurers to ensure orderly management of claims and claimant loans. The impact of the collapse of The Accident Group remains uncertain.

3.4:  Other PBU businesses

                                                                               --------------------- ---------------------
                                                                                              As at                 As at
                                                                                            30 June           31 December
                                                                                               2003                  2002
                                                                                          (pound) m             (pound) m
                                                                               --------------------- ---------------------

Loss before tax                                                                                 (38)                  (84)

Total assets (excluding embedded value)                                                       4,049                 3,242
Embedded value asset                                                                            217                   192

New business premiums                                                                           163                   874

                                                                               --------------------- ---------------------

The Dublin based international life assurance businesses have been largely closed to new business. As a result, non-recurring closure costs and changes in assumptions used in the calculation of embedded value have resulted in a loss before tax of (pound)33 million ((pound)27 million after tax). In the embedded value asset, offsetting this loss was a transfer of (pound)52 million into the long-term fund from the shareholders' fund.

4.  CAPITAL DISCLOSURES

4.1:  Group capital

                                                                            ----------------------- ----------------------
                                                                                             As at                  As at
                                                                                      30 June 2003       31 December 2002
                                                                                         (pound) m              (pound) m
                                                                            ----------------------- ----------------------
Balance Sheet:

Distributable reserves and shareholders' funds                                               5,905                  6,196
Life assurance reserves - non distributable                                                    115                    153
Less:  Goodwill recognised  (1)                                                             (1,001)                (1,277)

                                                                            ----------------------- ----------------------
Equity Tier 1                                                                                5,019                  5,072
Tier 1 capital instruments                                                                   2,159                  2,174

                                                                            ----------------------- ----------------------
Total Tier 1 capital                                                                         7,178                  7,246

Undated subordinated debt                                                                    3,054                  3,065
Dated subordinated debt                                                                      2,737                  2,745
General provisions and other                                                                   435                    394

                                                                            ----------------------- ----------------------
Total Tier 2 capital                                                                         6,226                  6,204

Less:
Personal Financial Services:  Investments in life assurance businesses                      (3,611)                (3,384)
Personal Financial Services:  Non-life assurance businesses                                   (170)                  (166)
Portfolio Business Unit                                                                       (572)                  (807)

                                                                            ----------------------- ----------------------
Total supervisory deductions                                                                (4,353)                (4,357)

                                                                            ----------------------- ----------------------
Total regulatory capital                                                                     9,051                  9,093
                                                                            ----------------------- ----------------------

Risk Weighted Assets:

Personal Financial Services                                                                 48,291                 46,019
Portfolio Business Unit                                                                     17,651                 32,686

                                                                            ----------------------- ----------------------
Total group risk weighted assets                                                            65,942                 78,705
                                                                            ----------------------- ----------------------

Banking book                                                                                60,150                 72,900
Trading book                                                                                 5,792                  5,805

                                                                            ----------------------- ----------------------
Total group risk weighted assets                                                            65,942                 78,705
                                                                            ----------------------- ----------------------

Capital ratios:

Risk asset ratio (%)                                                                         13.7%                  11.6%
Tier 1 ratio (%)                                                                             10.9%                   9.2%
Equity Tier 1 ratio (%)                                                                       7.6%                   6.4%

                                                                            ----------------------- ----------------------

(1)  Goodwill recognised in the table above differs to that quoted in Section
     6.2 due to the differing regulatory treatment of goodwill amortisation and other adjustments. The main driver of the decrease since December 2002 is the disposal of First National Bank.


Balance Sheet

As at 30 June 2003, the equity Tier 1 ratio was 7.6%, and the Group's risk asset ratio was 13.7%. The increase in the Equity Tier 1 ratio over the previous year resulted from the reduction in Portfolio Business Unit risk weighted assets.

Abbey National's Tier 1 capital decreased by (pound)68 million to (pound)7,178 million, as the reduction in retained earnings offset the write back of goodwill in relation to the First National businesses disposed of in the period. The Group's Tier 1 capital includes a (pound)115 million non-distributable reserve, representing the unrealised organic embedded value post-tax profits generated by the life assurance businesses.

Supervisory deductions primarily represent capital utilised in non-banking businesses, and mainly represents the equity investment and retained earnings in life assurance and insurance companies. Deductions relating to the life assurance businesses comprise the following:

                                                                ------------
                                                                   (pound) m
                                                                ------------

Embedded value of the longer-term assurance business                  2,550
Contingent loan to Scottish Provident                                   539
Contingent loan to Scottish Mutual                                      500
Other net assets of shareholders' funds                                 232
Subordinated debt                                                       200

                                                                ------------
Total life assurance supervisory deductions  (1)                      4,021
                                                                ------------

(1) Total deduction includes (pound)410 million in the Portfolio Business Unit.



Risk weighted assets

Personal Financial Services risk weighted assets have increased by (pound)2.3 billion. Retail Banking's mortgage book net of securitisations grew resulting in a net increase in risk weighted assets of (pound)1.4 billion. Treasury Services risk weighted assets increased by (pound)0.5 billion, with the Short Term Markets desk utilising a proportion of the funds generated by Wholesale Banking PBU for liquidity management. The remaining increase of (pound)0.4 billion principally relates to unsecured lending by cahoot and Abbey National business.

Portfolio Business Unit risk weighted assets have decreased by (pound)15.0 billion driven by the Wholesale Banking asset portfolio disposals and the sale of First National Bank.


Capital ratios

Reconciliation of Equity Tier 1
-------------------------------

                                                                               --------------------- ---------------------
                                                                                          (pound) m                     %
                                                                               --------------------- ---------------------
Equity Tier 1 as at 1 January 2003                                                                                    6.4

Capital impacts:
 -  Loss after tax                                                                              (28)                    -
 -  Writeback of FNB goodwill on sale                                                           190                 + 0.2
 -  Dividends (incl. scrip dividends)                                                          (215)                - 0.2

                                                                               --------------------- ---------------------
                                                                                                (53)                    -
Risk weighted asset impacts:
 -  Personal Financial Services growth                                                        2,272                 - 0.2
 -  Sale of First National businesses                                                        (3,875)                + 0.4
 -  Wholesale Banking PBU risk weighted asset reduction                                     (11,277)                + 1.0
 -  Other PBU                                                                                   117                     -

                                                                               --------------------- ---------------------
                                                                                            (12,763)                + 1.2

                                                                                                     ---------------------
Equity Tier 1 as at 30 June 2003                                                                                      7.6
                                                                                                     ---------------------


Potential impact of life assurance on Equity Tier 1

The following analysis illustrates the impact on the Group's equity Tier 1 ratio should the investments in the long-term assurance business (per supervisory deductions) be supported by Group capital in the same proportion as its banking businesses (circa 39% equity) - rather than being treated as a deduction from total capital as required by current Financial Services Authority regulations.

                                                                               --------------------- ---------------------
                                                                                      Balance Sheet         Equity Tier 1
                                                                                          (pound) m                     %
                                                                               --------------------- ---------------------

Equity Tier 1 as reported                                                                     5,019                   7.6

Less:
Illustrative equity funded element of life assurance investment                             (1,568)                  -2.3

                                                                               --------------------- ---------------------
Banking Equity Tier 1 ratio                                                                   3,451                   5.3
                                                                               --------------------- ---------------------

Potential impact of Basel II Capital Accord

Certain specific features of the draft Basel II provisions are discussed below:

o The Operational Risk sections of Basel II are expected to require the allocation of an additional amount of capital. The charge under the standardised approach will be based on gross income by business line multiplied by a factor (denoted beta) for that business line. The proposed betas range from 12% to 18%.

o The effective risk weighting of mortgages are expected to fall under Basel II from its current level of 50%, to 35% under the standardised approach, and even further under an internal ratings based approach. Until the Basel II calibration exercises are complete and regulator constraints made known, it is not possible to accurately estimate the extent of this fall for our mortgage book, but for Abbey National, this is likely to be a benefit. However, the full benefit of using an internal ratings based approach may not be realised in the first two years following implementation as the total capital charge for credit, operational and market risk may be limited to 90% of the current minimum in year one or 80% in year two. It is also possible that the treatment of mortgage-backed securitisations for an originator (such as Abbey National) may result in some capital disadvantage relative to current treatment for these transactions.

o Basel II is expected to require that all current capital deductions be taken 50% from Tier 1 and 50% from Tier 2. For bancassurers (such as Abbey National) this will lead to a material fall in the `stated' Tier 1 and Equity Tier 1 ratios. Abbey National's illustrative Banking Equity Tier 1 ratio, as shown in the previous section, is expected to be similar in nature to net Tier 1 measures derived post Basel II.


Potential impact of International Accounting Standards (IAS)

Abbey National, in line with all companies listed in the European Union, will be required to prepare its accounts under IAS from 2005. This represents a significant change from existing UK GAAP in a number of areas particularly life assurance, derivatives and pensions. The accounting rules for derivatives and life assurance in particular have not been finalised nor has the treatment for regulatory purposes been set by the Financial Services Authority. It is therefore too early to predict the effect of adopting IAS on either the results or the capital position of Abbey National. A significant project is underway to make the necessary changes to reporting systems to enable compliance with IAS.

Notional Portfolio Business Unit (PBU) equity release

                                                                                   ------------------- -------------------
                                                                                               Assets                RWAs
                                                                                           (pound) bn          (pound) bn
                                                                                   ------------------- -------------------

Balance as at 31 December 2002                                                                   60.0                32.7
Balance as at 30 June 2003                                                                       25.7                17.7

                                                                                   ------------------- -------------------
Movement                                                                                         34.3                15.0

Gross notional equity release @ equity tier 1 ratio of 6.4%  (1)                                             (pound)1.0bn

Plus:  Impact of First National sale after tax                                                               (pound)0.2bn
Less:  Other PBU losses after tax (@ 30%)                                                                  (pound)(0.4)bn

                                                                                                       -------------------
Net notional equity release                                                                                  (pound)0.8bn
                                                                                                       -------------------

(1) Group reported equity tier 1 ratio as at 31 December 2002

The table above is intended to demonstrate the notional release of equity capital from the PBU to the Group.

To date the release has been positive at around (pound)0.8 billion, despite losses incurred in reducing the Wholesale Banking exit portfolios. This includes the profit on sale of the First National businesses to GE Consumer Finance, but is not offset by the associated goodwill write-down, which was already deducted from capital.

Estimated remaining Wholesale unrealised mark to market deficits are disclosed in section 3.2.4 and 3.2.5, but do not cover leasing exposures or private equity. In addition, future periods will see lower pre-provision earnings in line with asset levels, and will be subject to further restructuring charges associated with the wind-down process. Tax relief should be available in respect of most but not all categories of loss.

Subject to market conditions, we remain confident of meaningful capital release from the wind-down on the PBU. As flagged in the pre-close statement, the extent to which this capital will be needed by the ongoing PFS businesses will be influenced significantly by Basel II, International Accounting Standards and related regulatory and accounting changes currently being developed industry-wide. The overall position should become clearer in a similar timeframe to the achievement of certainty on the quantum of PBU capital release.

4.2:  Analysis of life assurance capital

Value of long-term assurance business

                                                                     -------------------------- --------------------------
                                                                                         As at                      As at
                                                                                  30 June 2003           31 December 2002
                                                                                     (pound) m                  (pound) m
                                                                     -------------------------- --------------------------
Net present value of future profits                                                      1,211                      1,209
Net assets held by long-term assurance funds                                             1,339                      1,107

                                                                     -------------------------- --------------------------
Embedded value of the long-term assurance business                                       2,550                      2,316

Contingent loans to Scottish Provident's with profits sub fund  (1)                        539                        619

                                                                     -------------------------- --------------------------
Total value of long-term assurance business                                              3,089                      2,935
                                                                     -------------------------- --------------------------

(1) The Scottish Provident with profits fund has a liability to repay a debt to the Group in respect of a contingent loan established as part of the de-mutualisation scheme. A condition of the arrangement is that the surplus emerging on the non-participating fund accrues to the benefit of the with profits fund until such time as the obligations under the loan are fully discharged; and that recourse for repayments on the loan is restricted to the surplus emerging on the Scottish Provident non-participating fund. The carrying value of the debt is covered by the current value of the future earnings on the non-participating fund.

     At 30 June 2003, the value of the aforementioned loan was (pound)453 million, which is net of an (pound)80 million provision for shareholders tax as noted in section 6.1. In addition, during 2003 the surplus transferred to the with profits fund from the non-participating fund totalled (pound)86 million replacing part of the existing contingent loan of (pound)86 million with an equal contingent amount. Payment of the new (pound)86 million is contingent on the solvency of the with profits fund.

(2) In addition, during 2001 Scottish Mutual received capital support from the Group in the form of a contingent loan of (pound)500 million, not included in the table, that forms part of the net assets of the shareholders funds and therefore total supervisory deductions. This was used to support the new business strain, and was structured as a contingent loan to ease repayment at a later date.

The shareholders' interest in the long-term business operations is represented by the embedded value. The embedded value is the total of the net assets of the long-term operations and the present value of the projected releases to shareholders arising from the business in force. During 2003 the present value of the in-force business was largely unchanged. The increase in net assets is largely attributable to the capital injections made during 2003 offset by the guaranteed liability / MVA adjustments and capital required to support new business.

                                                                                                 -------------------------
Movements in embedded value of the long-term assurance business                                                 (pound) m
---------------------------------------------------------------                                  -------------------------

Opening value as at 1 January - as previously stated                                                                2,316

Transfers to shareholders' funds                                                                                       52
Embedded value charges and rebasing after tax                                                                          37
Investment variances and other adjustments                                                                           (30)
Capital injections                                                                                                    220
Dividends paid to Abbey National Group                                                                               (45)

                                                                                                 -------------------------
Closing value as at 30 June 2003                                                                                    2,550
                                                                                                 -------------------------

The increase in the value of long-term business of (pound)55 million pre-tax ((pound)37 million after tax) represents the value added before consideration of market movements. The embedded value charges and rebasing of (pound)32 million pre-tax ((pound)30 million after tax) are represented by the adjustments to period end market values, guaranteed liabilities / market value adjustments and restructuring costs discussed in Section 6.1.

During 2003, injections into the long-term funds included (pound)220 million to Scottish Provident, in three separate tranches - (pound)120 million in January 2003, (pound)25 million and (pound)75 million in March 2003. Abbey National Life repaid (pound)45 million from the long-term fund in March 2003.

Life assurance cashflows

                                                      ----------------
                                                                As at
                                                         30 June 2003
                                                           (pound) bn
                                                      ----------------
Injections made                                                   310
Dividends paid to Group                                          (181)
                                                      ----------------
Net cashflows from Group                                          129
                                                      ----------------

In total, including the shareholders fund, injections totalled (pound)310 million, with (pound)181 million dividends paid back to the Abbey National Group. In March 2003, injections into the Abbey National Life shareholder fund totalled (pound)90 million while dividends out of the Abbey National Life shareholders fund totalled (pound)135 million (in addition to injections and dividends discussed on previous page). Further, Scottish Mutual International Fund Managers paid a dividend of (pound)1 million to the Abbey National Group in February 2003. Also, during July 2003, Scottish Mutual received a capital injection of (pound)30 million into its long-term fund.


Estimated life assurance ratios


                                -------------------------------------- --------------------------------------
                                         As at 30 June 2003                   As at 31 December 2002
                                    ANL        SMA (1)        SP           ANL        SMA (1)        SP
                                     %            %            %            %            %            %
                                ------------ ------------ ------------ ------------ ------------ ------------

Free asset ratio                    5.2          0.6          1.8          3.7          1.8          0.8
Solvency ratio                      213          115          146          192          157          129

                                ------------ ------------ ------------ ------------ ------------ ------------

(1) Scottish Mutual International is included as part of Scottish Mutual (SMA) in the above table.

The Abbey National Group manages its capital requirements on a consolidated basis. Capital is held centrally and allocated to business segments as required. The ratios have been calculated according to the Financial Services Authority
(FSA) guidelines in force at that time.

The ratios include the negative impact in Scottish Mutual of reducing the implicit item for solvency purposes as granted by the FSA in the regulatory returns by (pound)75 million to (pound)175 million in the period ended 30 June 2003. The Scottish Mutual ratios also include the negative impact of taking out hedges in markets lower than at 30 June 2003. The improvement in the Scottish Provident ratio is due to the benefit from capital injections in the period partially offset by adjustments to the 31December 2002 estimate quoted above arising in the finalisation of the returns to the FSA.

At current levels for every 100-point move in the FTSE 100 index the solvency ratio varies by approximately 3% in Scottish Mutual and 7% in Scottish Provident. The Abbey National Life solvency position is relatively insensitive to equity movements. Given the dynamic relationship of the fund investment and risk management, these figures may vary considerably. As at 30 June, to maintain minimum solvency across all businesses would require capital injections of (pound)64 million at a FTSE 100 level of 3,300.

5.  PFS PRODUCT GROUPING P&L ANALYSIS

Total Personal Financial Services (PFS)

                                                               ------------------- ------------------- -------------------
                                                                      6 months to         6 months to         6 months to
                                                                     30 June 2003        30 June 2002         31 Dec 2002
                                                                                             Restated
                                                                        (pound) m           (pound) m           (pound) m
                                                               ------------------- ------------------- -------------------

Net interest income                                                           926                 929                 914
Non-interest income                                                           489                 598                 572
Less:  Depreciation of operating lease assets                                   -                (24)                   1

                                                               ------------------- ------------------- -------------------
Total trading income                                                        1,415               1,503               1,487

Operating expenses                                                           (760)               (756)               (821)
Provisions for bad and doubtful debts                                         (64)                (76)                (74)
Amounts written off fixed asset investments                                     -                   -                   2
Contingent liabilities and commitments                                         (3)                 (8)                (38)

                                                               ------------------- ------------------- -------------------
Trading profit before tax                                                     588                 663                 556
                                                               ------------------- ------------------- -------------------

Adjust for:

 -  Embedded value charges and rebasing                                      (102)               (234)               (319)
 -  Restructuring costs                                                       (54)                  -                 (34)
 -  Asset write-downs                                                         (72)                  -                 (37)
 -  Goodwill charges                                                           (9)                (33)               (778)

                                                               ------------------- ------------------- -------------------
 Profit before tax                                                            351                 396               (612)
                                                               ------------------- ------------------- -------------------

Trading profit by product grouping:

Banking and Savings                                                           475                 470                 492
Investment and Protection                                                     106                 181                 191
General Insurance                                                              29                  45                  47
Treasury Services                                                              98                  84                  64
Group Infrastructure                                                         (120)               (117)               (238)

                                                               ------------------- ------------------- -------------------
Trading profit before tax                                                     588                 663                 556
                                                               ------------------- ------------------- -------------------

Trading cost: income ratio                                                  53.7%               50.3%               55.2%
                                                               ------------------- ------------------- -------------------

5.1:  Banking and Savings

6 months to 30 June 2003
------------------------

                                                                 ------------- -------------- ------------- --------------
                                                                  Retail Bank         cahoot   Cater Allen          Total
                                                                                              and Offshore
                                                                    (pound) m      (pound) m     (pound) m      (pound) m
                                                                 ------------- -------------- ------------- --------------

Net interest income                                                       809             20            37            866
Non-interest income                                                       211              6             3            220

                                                                 ------------- -------------- ------------- --------------
Total trading income                                                    1,020             26            40          1,086

Operating expenses                                                       (494)           (22)          (29)          (545)
Provisions for bad and doubtful debts                                     (51)           (13)            -            (64)
Provisions for contingent liabilities and commitments                      (2)             -             -             (2)

                                                                 ------------- -------------- ------------- --------------
Trading profit before tax                                                 473             (9)           11            475

Adjust for:
 -  Asset write-downs                                                     (53)             -             -            (53)
 -  Restructuring costs                                                   (29)             -             -            (29)

                                                                 ------------- -------------- ------------- --------------
Profit / (loss) before tax                                                391             (9)           11            393
                                                                 ------------- -------------- ------------- --------------


6 months to 30 June 2002
------------------------
                                                                 ------------- -------------- ------------- --------------
                                                                  Retail Bank         cahoot   Cater Allen          Total
                                                                                              and Offshore
                                                                    (pound) m      (pound) m     (pound) m       (pound) m
                                                                 ------------- -------------- ------------- --------------

Net interest income                                                       816             10            55            881
Non-interest income                                                       233              -             4            237
Depreciation of operating lease assets                                   (24)              -             -            (24)

                                                                 ------------- -------------- ------------- --------------
Total trading income                                                    1,025             10            59          1,094

Operating expenses                                                       (492)           (21)          (36)          (549)
Provisions for bad and doubtful debts                                     (68)            (6)            -            (74)
Provisions for contingent liabilities and commitments                      (1)             -             -             (1)

                                                                 ------------- -------------- ------------- --------------
Profit / (loss) before tax                                                464            (17)           23            470
                                                                 ------------- -------------- ------------- --------------

5.2:  Investment and Protection

6 months to 30 June 2003
------------------------

                                                            ----------- ------------ ------------ ----------- ------------
                                                                 Abbey     Scottish     Scottish       Other        Total
                                                              National       Mutual    Provident
                                                                  Life
                                                             (pound) m    (pound) m    (pound) m   (pound) m    (pound) m
                                                            ----------- ------------ ------------ ----------- ------------

Net interest income                                                  4           13           25           1           43
Non-interest income                                                 45            6           21          18           90

                                                            ----------- ------------ ------------ ----------- ------------
Total trading income                                                49           19           46          19          133

Operating expenses                                                  (5)          (1)          (1)        (19)         (26)
Provisions for contingent liabilities and commitments               (1)           -            -           -           (1)

                                                            ----------- ------------ ------------ ----------- ------------
Trading profit before tax                                           43           18           45           -          106

Adjust for:

 -  Restructuring costs                                              -            -           (5)           -          (5)
 -  Embedded value charges and rebasing                              4           33         (139)           -        (102)

                                                            ----------- ------------ ------------ ----------- ------------
Profit / (loss) before tax                                          47           51         (99)           -          (1)
                                                            ----------- ------------ ------------ ----------- ------------


6 months to 30 June 2002 - Restated
-----------------------------------
                                                            ----------- ------------ ------------ ----------- ------------
                                                                 Abbey     Scottish     Scottish       Other        Total
                                                              National       Mutual    Provident
                                                                  Life
                                                             (pound) m    (pound) m    (pound) m   (pound) m    (pound) m
                                                            ----------- ------------ ------------ ----------- ------------

Net interest income                                                  3           12           27           -           42
Non-interest income                                                116           45           (6)         13          168

                                                            ----------- ------------ ------------ ----------- ------------
Total trading income                                               119           57           21          13          210

Operating expenses                                                  (4)          (2)           -         (22)         (28)
Provisions for contingent liabilities and commitments               (1)           -            -           -           (1)

                                                            ----------- ------------ ------------ ----------- ------------
Trading profit before tax                                          114           55           21          (9)         181

Adjust for:

 -  Embedded value charges and rebasing                            (14)        (162)         (58)          -         (234)

                                                            ----------- ------------ ------------ ----------- ------------
Profit / (loss) before tax                                         100         (107)         (37)         (9)         (53)
                                                            ----------- ------------ ------------ ----------- ------------

5.3:  General Insurance

                                                                                  ------------------- --------------------
                                                                                         6 months to          6 months to
                                                                                        30 June 2003         30 June 2002

                                                                                           (pound) m            (pound) m
                                                                                  ------------------- --------------------

Net interest income                                                                               (3)                  (2)
Non-interest income                                                                               59                   72

                                                                                  ------------------- --------------------
Total trading income                                                                              56                   70

Operating expenses                                                                              (27)                 (25)

                                                                                  ------------------- --------------------
Trading profit before tax                                                                         29                   45
                                                                                  ------------------- --------------------

Adjust for:

-  Asset write-downs                                                                             (15)                   -

                                                                                  ------------------- --------------------
Profit before tax                                                                                 14                   45
                                                                                  ------------------- --------------------

5.4:  Treasury Services

                                                                                  ------------------- --------------------
                                                                                         6 months to          6 months to
                                                                                        30 June 2003         30 June 2002

                                                                                           (pound) m            (pound) m
                                                                                  ------------------- --------------------

Net interest income                                                                               81                   68
Non-interest income                                                                               77                   71

                                                                                  ------------------- --------------------
Total operating income                                                                           158                  139

Operating expenses                                                                               (60)                 (55)

                                                                                  ------------------- --------------------
Trading profit before tax                                                                         98                   84

Adjust for:

 -  Restructuring costs                                                                           (5)                   -

                                                                                  ------------------- --------------------
Profit before tax                                                                                 93                   84
                                                                                  ------------------- --------------------

5.5:  Group Infrastructure

                                                                                  ------------------- --------------------
                                                                                         6 months to          6 months to
                                                                                        30 June 2003         30 June 2002
                                                                                                                 Restated
                                                                                           (pound) m            (pound) m
                                                                                  ------------------- --------------------

Net interest income                                                                              (61)                 (60)
Non-interest income                                                                               43                   50

                                                                                  ------------------- --------------------
Total operating income                                                                           (18)                 (10)

Operating expenses                                                                              (102)                 (99)
Provisions for bad and doubtful debts                                                              -                   (2)
Provisions for contingent liabilities and commitments                                              -                   (6)

                                                                                  ------------------- --------------------
Trading loss before tax                                                                         (120)                (117)

Adjust for:

 -  Restructuring costs                                                                          (15)                   -
 -  Asset write-downs                                                                             (4)                   -
 -  Goodwill charges                                                                              (9)                 (33)

                                                                                  ------------------- --------------------
Loss before tax                                                                                 (148)                (150)
                                                                                  ------------------- --------------------


5.6:  Summarised PBU profit and loss

6 months to 30 June 2003

                                                         ---------------- ---------------- ---------------- --------------
                                                               Wholesale            First            Other          Total
                                                                 Banking         National   PBU businesses
                                                         Exit Portfolios                         (pound) m
                                                               (pound) m        (pound) m                       (pound) m
                                                         ---------------- ---------------- ---------------- --------------

Net interest income                                                   37              163               40            240
Non-interest income                                                 (141)             (36)             (26)          (203)
Depreciation on operating lease assets                              (121)               -                -           (121)
                                                         ---------------- ---------------- ---------------- --------------
Total operating income                                              (225)             127               14            (84)

Operating expenses                                                   (45)             (88)             (36)          (169)
Provisions for bad and doubtful debts                                (38)             (41)              (3)           (82)
Amounts written off fixed asset investments                         (145)               -                -           (145)
Provisions for contingent liabilities and commitments                 (2)               -              (13)           (15)

                                                         ---------------- ---------------- ---------------- --------------
Loss before tax                                                     (455)              (2)             (38)          (495)
                                                         ---------------- ---------------- ---------------- --------------


6 months to 30 June 2002 - Restated
                                                         ---------------- ---------------- ---------------- --------------
                                                               Wholesale            First            Other          Total
                                                                 Banking         National   PBU businesses
                                                         Exit Portfolios                         (pound) m
                                                               (pound) m        (pound) m                       (pound) m
                                                         ---------------- ---------------- ---------------- --------------

Net interest income                                                  174              236               25            435
Non-interest income                                                  169              (27)              (8)           134
Depreciation on operating lease assets                               (84)              (3)               -            (87)

                                                         ---------------- ---------------- ---------------- --------------
Total operating income                                               259              206               17            482

Operating expenses                                                   (51)             (90)             (20)          (161)
Provisions for bad and doubtful debts                                (20)             (59)              (1)           (80)
Amounts written off fixed asset investments                         (222)               -                -           (222)
Provisions for contingent liabilities and commitments                  -               (3)               -             (3)

                                                         ---------------- ---------------- ---------------- --------------
(Loss) / profit before tax                                           (34)              54               (4)            16
                                                         ---------------- ---------------- ---------------- --------------

The tables above are provided for information purposes only. Comments on movements have been explained in narrative elsewhere in the document.

6.  OTHER MATERIAL ITEMS

6.1:  Impact of embedded value charges and rebasing (PFS and PBU)

                                                                ------------------- ------------------ -------------------
                                                                       6 months to        6 months to         6 months to
                                                                      30 June 2003       30 June 2002         31 Dec 2002
                                                                                             Restated
                                                                         (pound) m          (pound) m           (pound) m
                                                                ------------------- ------------------ -------------------

Trading earnings from life assurance businesses                                 79                205                 181

Less:  Adjustment to period end market values                                  (19)              (125)               (196)
Less:  Guaranteed liability / market value adjustments                          (8)              (156)               (206)
Less:  Change in equity backing assumption                                       -                  -                 (64)
Less:  Scottish Provident contingent loan adjustment                           (80)                 -                   -
Less:  Restructuring costs                                                      (5)                 -                   -
Add:  One-off benefit of funds under management transfer                         -                 25                  90

                                                                ------------------- ------------------ -------------------
Earnings from life assurance businesses                                        (33)               (51)               (195)
                                                                ------------------- ------------------ -------------------


Trading earnings for the six months to 30 June 2003 consists of PFS earnings of (pound)106 million and a PBU loss of (pound)27 million.

Descriptions of each of the adjustments are contained below:


Adjustment to period end market values

Prior to 31 December 2002, the embedded value of the life assurance business was calculated using a smoothed economic basis designed to reflect the underlying performance of the business without the distortions caused by short-term fluctuations in the financial markets. This smoothed basis uses long-term assumptions as to investment returns, bonus rates, mortality and lapse rates. The Group's previous accounting policy was to rebase the trend line when values diverged from the expectation by more than 20% over two successive year-ends.

The accounting policy was amended at the 31 December 2002 year-end so that period end market values are used with the variances from the trend line shown as an adjustment to reflect period end market values. In addition, for the purposes of calculating smoothed embedded value, the trend line for future investment returns is based on year-end market values. The smoothed result has been included within trading earnings.

Guaranteed liabilities (MVAs and GAOs)

The life assurance businesses has historically issued a number of with profits policies containing Guaranteed Annuity Options (GAOs) and other with profits policies where the normal Market Value Adjustments (MVAs) are not applied if the policyholder redeems the policy on specified future dates. Both of these types of policies therefore have a guaranteed future minimum value. Following falls in stock market values and interest rates, the value of these liabilities is substantially above the current and assumed future value of the assets that support them. After adjusting for the effect of normal lapse, mortality and bonus assumptions, provision was made at the end of 2002 for this shortfall together with an allowance for the option value that has effectively been given to the policyholder. Hedges have now largely been taken out to considerably reduce the effect of future market volatility on this provision. During the period, the additional cost of taking out the hedges in markets lower than those ruling at 31 December 2002 was offset by the reduction in MVA liabilities arising from a lower bonus assumption for the near term.

Out of the total liabilities of the with profit policies in force of (pound)16.4 billion, there is (pound)5.0 billion of MVA-free and premium guarantee business outstanding in Scottish Mutual and Scottish Mutual International and (pound)2.2 billion of guaranteed annuity business written in Scottish Mutual and Scottish Provident.

Equity backing ratio (EBR)

One of the assumptions within the smoothed embedded value used in calculating future investment returns is the EBR. As equities are assumed to produce higher investment returns, a reduction in the EBR assumption will reduce the value of embedded value. The actual EBR was reduced from 47% at 30 June 2002 to 34% at 31 December 2002 and 25% at 30 June 2003. Accordingly, the EBR assumption within the embedded value model was reduced in December 2002 from 70% to 30%. In addition, hedging has now been put in place, which would have reduced the EBR ratio to circa 10% at a FTSE 100 level of 3,000.

Scottish Provident contingent loan adjustment

A provision of (pound)80 million has been made in respect of the Scottish Provident contingent loan. This provision has arisen as a result of changes in the Finance Act and affects the pre-tax results. In practice this means that the value of the Scottish Provident in-force business at acquisition is reduced.


Restructuring costs

Certain one off costs relating to redundancies and premises closures have been incurred in the period under review.


One-off benefits of funds management transfer.

During 2002 responsibility for Scottish Provident funds management was transferred from Aberdeen Asset Management to Abbey National Asset Managers, which had the effect of considerably reducing asset management costs. The benefit of this was reflected in the expenses assumption for in-force business within embedded value giving a one-off benefit of (pound)115 million in 2002, but is excluded from the smoothed results due to its one-off nature and scale. At the Interims 2002, a (pound)25 million benefit was reported as part of assumption changes, but has been restated as a non-trading item.


6.2:  Goodwill charges

                                   ---------------- ----------------- ----------------- ---------------- -----------------
                                           Opening          Goodwill      Amortisation       Write-down   Closing balance
                                           balance        acquired /                                         30 June 2003
                                        1 Jan 2003          disposed
                                         (pound) m         (pound) m         (pound) m        (pound) m         (pound) m
                                   ---------------- ----------------- ----------------- ---------------- -----------------

Goodwill asset:

Abbey National business                         13                 -                (1)               -                12
Scottish Provident                             253                 -                (6)               -               247
Flemings Premier Banking                       101                 -                (3)               -                98
Other                                            9                 -                 -                -                 9

                                   ---------------- ----------------- ----------------- ---------------- -----------------
                                               376                 -               (10)               -               366
Goodwill in reserves:

National and Provincial                        528                 -                 -                -               528
Abbey National business                          5                 -                 -                -                 5
Scottish Mutual                                 85                 -                 -                -                85
First National                                 190              (190)                -                -                 -
Other                                            7                 -                 -                -                 7

                                   ---------------- ----------------- ----------------- ---------------- -----------------
                                               815              (190)                -                -               625

                                   ---------------- ----------------- ----------------- ---------------- -----------------
                                             1,191              (190)              (10)               -               991
                                   ---------------- ----------------- ----------------- ---------------- -----------------

Prior to 1 January 1998, goodwill arising on acquisition of subsidiary undertakings and purchases of businesses was taken directly to reserves. As of 1 January 2003 the cumulative amount of goodwill taken to profit and loss reserve in previous periods by the Group and not subsequently recognised in the profit and loss account was (pound)815 million.

This has reduced by (pound)190 million following the sale of the First National retail finance and consumer finance businesses, completed on 10 April, with this offsetting the surplus to net assets of around (pound)200 million.

In addition, the amount of goodwill on the balance sheet as at 1 January 2003 was (pound)376 million. These goodwill assets would normally be amortised over a period of 20 years. This has been reduced by the amortisation of goodwill for the period of (pound)10 million (2002: (pound)33 million). This lower charge results from the significant impairment write-off taken at the 2002 year-end.

6.3:  Pension fund deficit

                                                                            ----------------------- ----------------------
                                                                                       6 months to              Full Year
                                                                                      30 June 2003            31 Dec 2002
                                                                                         (pound) m              (pound) m
                                                                            ----------------------- ----------------------

Regular cost                                                                                    39                     85
Amortisation of surpluses arising on pension schemes                                            (1)                    (3)
Amortisation of deficits arising on pension schemes                                             20                     16
Amortisation of surplus arising from fair value adjustment on acquisition
of National and Provincial                                                                       1                      2

                                                                            ----------------------- ----------------------
P&L charge                                                                                      59                    100
                                                                            ----------------------- ----------------------

The main Abbey National defined benefit pension scheme was closed to new members in March 2002 and replaced with a defined contribution scheme where the company's obligations are limited to its initial payments into the fund. This has resulted in lower regular costs as employees have left the schemes.

In January 2003 the equity backing ratio of pension scheme assets was reduced to 50% from 80%. Contributions paid to the pension schemes in 2003 are based upon the 50% Equity Backing Ratio. An annual review of the pensions schemes as at 31 March 2003 is in progress, and the current estimated scheme deficit is reflected in the amortisation charge included in the profit and loss.


FRS 17 disclosure

                                                                                   ------------------- -------------------
                                                                                        As at 30 June        As at 31 Dec
                                                                                                 2003                2002
                                                                                            (pound) m           (pound) m
                                                                                   ------------------- -------------------

Total market value of assets                                                                    2,007               1,880
Present value of scheme liabilities                                                            (2,840)             (2,722)

                                                                                   ------------------- -------------------
FRS 17 scheme deficit                                                                            (833)               (842)
Related deferred tax asset                                                                        250                 253

                                                                                   ------------------- -------------------
Net FRS 17 scheme deficit                                                                        (583)               (589)
                                                                                   ------------------- -------------------

The deficit under FRS 17, Retirement Benefits, which is more prescriptive in the actuarial assumptions to be used in valuing a pension scheme than SSAP24, is estimated at 30 June 2003 to be (pound)583 million after tax.

6.4:  Analysis of `non-trading items'

The following tables are provided for information purposes to assist in reconciling the `non-trading' below the line items as discussed in this document, to the statutory profit and loss classifications:

For the six months ended 30 June 2003

Personal Financial Services
---------------------------

                                        ----------- ------------- --------------- ---------------- -------------- --------
                                        Non-interest   Operating      Provisions       Contingent        Amounts     Total
                                            income      expenses       for bad &    liabilities &    written off
                                                                  doubtful debts      commitments    fixed asset
                                                                                                     investments
                                         (pound) m     (pound) m       (pound) m        (pound) m      (pound) m (pound) m
                                        ----------- ------------- --------------- ---------------- -------------- --------

EV charges & rebasing                          (22)            -            (80)                -              -      (102)
Restructuring costs                             (5)          (47)             -                (2)             -       (54)
Asset write-downs                                -           (62)             -                 -            (10)      (72)
Goodwill charges                                 -            (9)             -                 -              -        (9)
                                        ----------- ------------- --------------- ---------------- -------------- --------
Total                                          (27)         (118)           (80)               (2)           (10)     (237)
                                        ----------- ------------- --------------- ---------------- -------------- --------


Portfolio Business Unit
-----------------------
                                        ----------- ------------- --------------- ---------------- -------------- --------
                                        Non-interest   Operating      Provisions       Contingent        Amounts     Total
                                            income      expenses       for bad &    liabilities &    written off
                                                                  doubtful debts      commitments    fixed asset
                                                                                                     investments
                                         (pound) m     (pound) m       (pound) m        (pound) m      (pound) m (pound) m
                                        ----------- ------------- --------------- ---------------- -------------- --------

EV charges & rebasing                           (5)            -               -                -              -        (5)
Restructuring costs                              -           (25)              -               (3)             -       (28)
Asset write-downs                                -             -               -                -              -         -
Goodwill charges                                 -            (1)              -                -              -        (1)

                                        ----------- ------------- --------------- ---------------- -------------- --------
Total                                           (5)          (26)              -               (3)             -       (34)
                                        ----------- ------------- --------------- ---------------- -------------- --------


Total - Abbey National
----------------------
                                        ----------- ------------- --------------- ---------------- -------------- --------
                                        Non-interest   Operating      Provisions       Contingent        Amounts     Total
                                            income      expenses       for bad &    liabilities &    written off
                                                                  doubtful debts      commitments    fixed asset
                                                                                                     investments
                                         (pound) m     (pound) m       (pound) m        (pound) m      (pound) m (pound) m
                                        ----------- ------------- --------------- ---------------- -------------- --------

EV charges & rebasing                          (27)            -             (80)               -              -      (107)
Restructuring costs                             (5)          (72)              -               (5)             -       (82)
Asset write-downs                                -           (62)              -                -            (10)      (72)
Goodwill charges                                 -           (10)              -                -              -       (10)

                                        ----------- ------------- --------------- ---------------- -------------- --------
Total                                          (32)         (144)            (80)              (5)           (10)     (271)
                                        ----------- ------------- --------------- ---------------- -------------- --------



For the 6 months ended 30 June 2002

Personal Financial Services
---------------------------
                                        ----------- ------------- --------------- ---------------- -------------- --------
                                        Non-interest   Operating      Provisions       Contingent        Amounts     Total
                                            income      expenses       for bad &    liabilities &    written off
                                                                  doubtful debts      commitments    fixed asset
                                                                                                     investments
                                         (pound) m     (pound) m       (pound) m        (pound) m      (pound) m (pound) m
                                        ----------- ------------- --------------- ---------------- -------------- --------

EV charges & rebasing                         (234)           -                -                -              -      (234)
Goodwill charges                                 -          (33)               -                -              -       (33)

                                        ----------- ------------- --------------- ---------------- -------------- --------
Total                                         (234)         (33)               -                -              -      (267)
                                        ----------- ------------- --------------- ---------------- -------------- --------



Portfolio Business Unit
-----------------------
                                        ----------- ------------- --------------- ---------------- -------------- --------
                                        Non-interest   Operating      Provisions       Contingent        Amounts     Total
                                            income      expenses       for bad &    liabilities &    written off
                                                                  doubtful debts      commitments    fixed asset
                                                                                                     investments
                                         (pound) m     (pound) m       (pound) m        (pound) m      (pound) m (pound) m
                                        ----------- ------------- --------------- ---------------- -------------- --------

EV charges & rebasing                          (22)            -               -                -              -       (22)

                                        ----------- ------------- --------------- ---------------- -------------- --------
Total                                          (22)            -               -                -              -       (22)
                                        ----------- ------------- --------------- ---------------- -------------- --------



Total - Abbey National
----------------------
                                        ----------- ------------- --------------- ---------------- -------------- --------
                                        Non-interest   Operating      Provisions       Contingent        Amounts     Total
                                            income      expenses       for bad &    liabilities &    written off
                                                                  doubtful debts      commitments    fixed asset
                                                                                                     investments
                                         (pound) m     (pound) m       (pound) m        (pound) m      (pound) m (pound) m
                                        ----------- ------------- --------------- ---------------- -------------- --------

EV charges & rebasing                         (256)            -               -                -              -      (256)
Goodwill charges                                 -           (33)              -                -              -       (33)

                                        ----------- ------------- --------------- ---------------- -------------- --------
Total                                         (256)          (33)              -                -              -      (289)
                                        ----------- ------------- --------------- ---------------- -------------- --------


7.  STATUTORY FINANCIAL INFORMATION

Consolidated profit and loss account

                                                                    ----------------- ------------------ -----------------
                                                                         6 months to        6 months to         Full Year
                                                                        30 June 2003       30 June 2002              2002
                                                                                               Restated
                                                                           (pound) m          (pound) m         (pound) m
                                                                    ----------------- ------------------ -----------------

Net interest income                                                            1,166              1,364             2,689
Non-interest income                                                              246                487               811

                                                                    ----------------- ------------------ -----------------
Total income                                                                   1,412              1,851             3,500

Administrative expenses (excluding depreciation on operating
lease assets)                                                                 (1,037)              (917)           (1,992)
Goodwill impairments and amortisation                                            (10)               (33)           (1,202)
Depreciation of operating lease assets                                          (121)              (111)             (280)
Provisions for bad and doubtful debts                                           (226)              (156)             (514)
Provisions for contingent liabilities and commitments                            (20)               (11)              (50)
Amounts written off fixed asset investments                                     (155)              (222)             (511)

                                                                    ----------------- ------------------ -----------------
Operating (loss) / profit                                                       (157)               401            (1,049)

Income from associated undertakings                                                6                  9                17
Profit on disposal of Group undertakings                                           7                  2                48

                                                                    ----------------- ------------------ -----------------
(Loss) / profit on ordinary activities before tax                               (144)               412              (984)

Tax on (loss) / profit on ordinary activities                                     26               (144)             (152)

                                                                    ----------------- ------------------ -----------------
(Loss) / profit on ordinary activities after tax                                (118)               268            (1,136)
Minority interests - non equity                                                  (28)               (31)              (62)

                                                                    ----------------- ------------------ -----------------
(Loss) / profit attributable to shareholders                                    (146)               237            (1,198)

Transfer from / (to) non-distributable reserve                                    38                 95               263
Preference dividends                                                             (28)               (31)              (62)
Ordinary dividends                                                              (120)              (255)             (362)

                                                                    ----------------- ------------------ -----------------
Retained (loss) / profit for the period                                         (256)               (46)           (1,359)
                                                                    ----------------- ------------------ -----------------

Profit on ordinary activities before tax includes:
For acquired operations                                                            -                  -                 4

                                                                    ----------------- ------------------ -----------------

Average number of ordinary shares in issue (millions)                          1,449              1,439             1,442
(Losses) / earnings per ordinary share - basic                               (12.0)p              14.3p           (87.4)p
(Losses) / earnings per ordinary share - diluted                             (11.9)p              14.2p           (86.9)p
Dividends per ordinary share                                                   8.33p             17.65p             25.0p

                                                                    ----------------- ------------------ -----------------

Group key statistics
Net asset value per ordinary share (1)                                          383p               474p              387p
Tier 1 capital                                                                 10.9%               8.7%              9.2%
Equity Tier 1 capital                                                           7.6%               6.7%              6.4%

                                                                    ----------------- ------------------ -----------------

(1) Net asset value is calculated as closing ordinary shareholders' equity, divided by closing number of ordinary shares in issue.

Consolidated balance sheet
as at 30 June 2003

                                                                            --------------- --------------- --------------
                                                                                   30 June         30 June         31 Dec
                                                                                      2003            2002           2002
                                                                                                  Restated
                                                                                 (pound) m       (pound) m      (pound) m
                                                                            --------------- --------------- --------------
Assets
Cash, treasury bills and other eligible bills                                        2,376           5,819          1,879
Loans and advances to banks                                                          8,106          16,632          6,601
--------------------------------------------------------------------------- --------------- --------------- --------------
Loans and advances to customers not subject to securitisation                       81,604          84,727         81,912
Loans and advances subject to securitisation                                        24,061          18,074         24,156
Non returnable finance on securitised advances                                     (16,666)        (12,881)       (15,160)
--------------------------------------------------------------------------- --------------- --------------- --------------
Loans and advances to customers after non-returnable finance                        88,999          89,920         90,908
Net investment in finance leases                                                     3,330           4,700          3,447
Debt securities                                                                     36,782          71,102         59,807
Equity shares and similar interests                                                    803             972            963
Long-term assurance business                                                         2,550           1,911          2,316
Fixed assets excluding operating lease assets                                          698           1,527            747
Operating lease assets                                                               2,646           2,513          2,573
Other assets                                                                         5,725          15,027          7,069
Assets of long-term assurance funds                                                 30,283          30,449         29,411

                                                                            --------------- --------------- --------------
Total assets                                                                       182,298         240,572        205,721
                                                                            --------------- --------------- --------------

Liabilities
Deposits by banks                                                                   20,850          41,470         24,174
Customer accounts                                                                   76,389          79,488         76,766
Debt securities in issue                                                            28,914          58,670         48,079
Other liabilities                                                                   11,704          15,189         12,969
Subordinated liabilities                                                             6,500           6,797          6,532
Reserve capital instruments                                                            763             297            771
Liabilities of long-term assurance funds                                            30,283          30,449         29,411

                                                                            --------------- --------------- --------------
Total liabilities                                                                  175,403         232,360        198,702
                                                                            --------------- --------------- --------------

Minority interests - non-equity                                                        597             648            627
Non-equity shareholders' funds                                                         748             750            748
Equity shareholders' funds                                                           5,550           6,814          5,644

                                                                            --------------- --------------- --------------
Total liabilities, minority interests and shareholders' funds                      182,298         240,572        205,721
                                                                            --------------- --------------- --------------

The (pound)24.1 billion loans and advances subject to securitisation represent residential mortgage assets that have been transferred directly to standalone securitisation vehicles or to a master trust for the purposes of issuing mortgage-backed securities. The (pound)16.7 billion non-returnable finance on securitised advances relates to mortgage assets that have been securitised. The balance represents residential mortgage asset in the master trust against which mortgage-backed securities have not been issued.


Consolidated statement of total recognised gains and losses for the six months to 30 June 2002

                                                                     ----------------- ----------------- -----------------
                                                                          6 months to       6 months to         Full Year
                                                                         30 June 2003      30 June 2002              2002
                                                                                               Restated
                                                                            (pound) m         (pound) m         (pound) m
                                                                     ----------------- ----------------- -----------------

(Loss)/profit attributable to the shareholders                                   (146)              237            (1,198)
Translation differences on foreign currency net investment                         (2)               (2)               (2)

                                                                     ----------------- ----------------- -----------------
Total recognised (losses)/gains relating to the period                           (148)              235            (1,200)
                                                                     ----------------- ----------------- -----------------

Consolidated cash flow statement
for the six months to 30 June 2003

                                                                         ------------------------------------------------
                                                                             6 months to     6 months to       Full Year
                                                                            30 June 2003    30 June 2002            2002
                                                                               (pound) m       (pound) m       (pound) m
                                                                         ------------------------------------------------

Net cash (outflow) / inflow from operating activities                            (29,125)          5,928         (10,952)
Returns on investments and servicing of finance
   Interest paid on subordinated liabilities                                        (144)           (162)           (337)
   Preference dividends paid                                                         (28)            (32)            (63)
   Payments to non-equity minority interests                                         (28)            (31)            (62)

                                                                         ------------------------------------------------
Net cash outflow from returns on investments and servicing of finance
                                                                                    (200)           (225)           (462)

Taxation
   UK corporation tax paid                                                            19            (177)           (481)
   Overseas tax paid                                                                  (3)             (3)            (15)

                                                                         ------------------------------------------------
Total taxation received/(paid)                                                        16            (180)           (496)

Capital expenditure and financial investment
   Purchases of investment securities                                             (2,893)         (7,013)        (16,636)
   Sales of investment securities                                                 26,908           4,458          12,926
   Redemptions and maturities of investment securities                             1,071           5,312          14,977
   Purchases of tangible fixed assets                                               (228)           (540)           (909)
   Sales of tangible fixed assets                                                      1              39              79
   Transfers to life assurance funds                                                (227)           (330)           (882)

                                                                         ------------------------------------------------
Net cash inflow from capital expenditure and financial investment
                                                                                  24,632           1,926           9,555

   Acquisitions and disposals                                                      4,788          (1,071)           (536)
   Equity dividends paid                                                            (104)           (410)           (648)

                                                                         ------------------------------------------------
Net cash inflow/(outflow) before financing                                             7           5,968          (3,539)

Financing
   Issue of ordinary share capital                                                     -              13              17
   Issue of loan capital                                                               -             400             392
   Issue of reserve capital instrument                                                 -               -             485
   Issue of preferred securities                                                       -               -              15
   Repayment of minority interests                                                   (15)              -               -
   Repayment of loan capital                                                         (60)           (114)           (222)

                                                                         ------------------------------------------------
Net cash (outflow)/inflow from financing                                             (75)            299             687

                                                                         ------------------------------------------------
(Decrease) / increase in cash                                                        (68)          6,267          (2,852)
                                                                         ------------------------------------------------

Reconciliation of movement in shareholders' funds

                                                                                     ------------------ -----------------
                                                                                               30 June       31 December
                                                                                                  2003              2002
                                                                                             (pound) m         (pound) m
                                                                                     ------------------ -----------------

Shareholders' funds as at beginning of the year                                                  6,392             7,521
Loss retained for the period                                                                      (294)           (1,622)
Increases in share capital including share premium                                                   8               109
Capitalised reserves on exercise of share options                                                    -               (7)
Goodwill written off                                                                                 -               373
Goodwill written back on disposal                                                                  190                13
Other movements                                                                                      2                 5

                                                                                     ------------------ -----------------
Shareholders' funds as at the end of the period                                                  6,298             6,392
                                                                                     ------------------ -----------------



Taxation

                                                                                       ----------------- -----------------
                                                                                            6 months to       6 months to
                                                                                           30 June 2003      30 June 2002
                                                                                                                 Restated
                                                                                              (pound) m         (pound) m
                                                                                       ----------------- -----------------

Taxation at UK corporation tax rate of 30% (2002: 30%)                                              (43)              124

Effect of non-allowable provisions and other non-equalised items                                     31                (3)
Effect of non-UK profits and losses                                                                   5                17
Adjustment to prior year tax provisions                                                             (19)                6

                                                                                       ----------------- -----------------
Total taxation                                                                                      (26)              144
                                                                                       ----------------- -----------------

Effective rate  (1)                                                                               18.2%             35.0%

(1) The effective tax rate is obtained by dividing taxes by (loss) / profit before taxes.


The effect of non-allowable provisions and other non-equalised items includes the effect of capital losses realised within the Wholesale Banking exit portfolios for which no tax relief has been recognised and the non-deductible write down of the Scottish Provident contingent loan.

INDEPENDENT REVIEW REPORT TO ABBEY NATIONAL PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2003, which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement and the consolidated statement of total recognised gains and losses. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.


Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.


Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.




Deloitte & Touche
Chartered Accountants and Registered Auditors
London
29 July 2003

FORWARD LOOKING STATEMENTS

This document contains certain "forward-looking statements" with respect to certain of Abbey National's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Abbey National's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Abbey National and its affiliates operate. As a result, Abbey National's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Abbey National's forward-looking statements.


Other information

1. The financial information in this interim statement does not constitute statutory accounts as defined in s240 of the Companies Act 1985. The financial information for the full preceding year is based on the statutory accounts for the year ended 31 December 2002. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or (3) Companies Act 1985. Those accounts have been delivered to the Registrar of Companies.

2. The financial information in this release is prepared on the basis of the accounting policies as stated in the previous year's financial statements.

3. The interim statement was approved by the board of directors of Abbey National plc on 29 July 2003.

4. The ex-dividend date for Ordinary shares is 20 August 2003; the record date is 22 August 2003; the payment date is 6 October 2003; the scrip election date is 5 September 2003.

5. The scrip price will be calculated utilising the average of the mid-market price of Abbey National plc shares over the period 20 - 22 August 2003. The scrip share price can be obtained from 26 August 2003 on the Abbey National web site: www.abbeynational.com or by telephoning Abbey National Shareholder Services on 0870 532 9430.

6. A quarterly trading update will be issued in October 2003 that will provide guidance on underlying financial and business trends up to the end of the third quarter.

7.   The 2003 preliminary results announcement will be released on 26 February
     2004.

8. This report will also be available on the Abbey National web site: www.abbeynational.com from 30 July 2003.


Jon Burgess
Head of Investor Relations

For further information contact:

investor@abbeynational.co.uk


Tel:     (020) 7756 4181
         (020) 7756 4184





                      Abbey National plc Registered Office:
      Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ABBEY NATIONAL plc


Date: 6th August, 2003                               By  /s/ Philip Kemp
                                                         ---------------
                                                     Abbey National Secretariat